SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2016 to September 30, 2016)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Phone number) 82-61-345-4261

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

	(As of September 30, 2016)
Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	21	57	78
Overseas	61	37	98

Total	82	94	176

5. Major changes in management for the third three-month period ended September 30, 2016

(Not applicable)

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: Dividend payment of Won 3,100 per share for fiscal year 2015 (Won 1.99 trillion in aggregate). Dividend payments for fiscal year 2014 and 2013 were Won 500 and Won 90 per share respectively and no dividend was paid for fiscal year 2012.

II. Business Overview

1. Consolidated financial results by segment for a nine-month period ended September 30, 2015 and 2016

	(In billions of Won)
	January to September 2015		January to September 2016
	Sales	Operating Profit	Sales	Operating profit
Electricity sales	43,914	4,228	44,955	4,943
Nuclear generation	7,383	2,363	8,248	3,028
Thermal generation	16,099	1,835	15,401	2,672
Others(*)	2,219	262	2,189	281
Subtotal	69,615	8,687	70,793	10,924
Adjustment for related-party transactions	-25,350	-19	-25,889	-190

Total	44,265	8,668	44,904	10,734

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to 76 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	Sales and operating profit reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of major products

	(In Won per kWh)
Business sector		Company	Jan. to Jun. 2016	Jan. to Sep. 2016
Electricity sold	Residential	KEPCO	124.02	123.82
	Commercial		126.48	130.67
	Educational		106.94	111.99
	Industrial		103.64	106.47
	Agricultural		47.86	47.63
	Street lighting		114.05	115.57
	Overnight usage		67.77	67.08
Electricity from nuclear generation	Nuclear Generation	KHNP	65.08	65.03
Electricity from thermal generation	Thermal generation	KOSEP	71.39	69.36
		KOMIPO	81.70	80.22
		KOWEPO	86.68	84.61
		KOSPO	86.14	83.60
		EWP	87.00	84.65

3. Power purchase from generation companies for a nine-month period ended September 30, 2016

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	124,779,144	8,126
KOSEP	50,498,974	3,501
KOMIPO	32,374,531	2,600
KOWEPO	34,973,090	2,947
KOSPO	34,504,827	2,886
EWP	36,320,749	3,078
Others	74,128,135	6,969

Total	387,579,450	30,107

•	Excludes expense related to the renewable portfolio standard provisions and emission trading system.

4. Intellectual property as of September 30, 2016

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	1,822	183	89	70	131	42	2,337
Consolidated subsidiaries	3,693	581	757	97	257	17	5,402

Total	5,515	764	846	167	388	59	7,739

III. Financial Information

1. Condensed consolidated financial results as of and for a nine-month period ended September 30, 2015 and 2016

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	Jan. to Sep. 2015	Jan. to Sep. 2016	Change (%)		December 31, 2015	Sep. 30, 2016	Change (%)
Sales	44,266	44,904	1.4	Total assets	175,257	176,239	0.6
Operating profit	8,668	10,734	23.8	Total liabilities	107,315	103,934	-3.2
Net income	11,841	6,869	-42.0	Total equity	67,942	72,305	6.4

2. Condensed separate financial results as of and for the nine-month period ended September 30, 2015 and 2016

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	Jan. to Sep. 2015	Jan. to Sep. 2016	Change (%)		December 31, 2015	Sep. 30, 2016	Change (%)
Sales	43,914	44,955	2.4	Total assets	106,306	104,395	-1.8
Operating profit	4,228	4,943	16.9	Total liabilities	53,125	48,794	-8.2
Net income	9,992	4,480	-55.2	Total equity	53,181	55,601	4.5

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Article of Incorporation, there may not be more than 7 standing directors including president, and more than 8 non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a six-month period ended September 30, 2016

Number of meetings	Number of agendas	Classification
		Resolutions	Results	Reports	Results
15	55	46	Approved as proposed	9	Accepted as reported

*	The audit committee held 8 meetings with 30 agendas (of which, 18 were resolved as proposed and 12 were approved as reported).

3. Major activities of the Board of Directors for a nine-month period ended September 30, 2016

Date	Agenda	Results	Type

January 5, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution

February 19, 2016	Approval of the maximum aggregate amount of remuneration for directors in 2016	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2015	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2015	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for solar power project in Hokkaido, Japan	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	Approved as proposed	Resolution
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2015	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry	Accepted as reported	Report

February 29, 2016	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution

	Approval of the Statement of Appropriation of fiscal year 2015 retained earnings	Approved as proposed	Resolution

March 18, 2016	Approval of Agreement on Management Performance Assessment for the President	Approved as proposed	Resolution
	Approval of the establishment of a new organization	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of liquidation of Dolphin, an associate located in Nigeria	Approved as proposed	Resolution
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	Approved as proposed	Resolution
	Auditor’s report to the board of directors for 2015	Accepted as reported	Report
April 8, 2016	Recommendation of candidates for the Audit Committee	Approved as proposed	Resolution
	Approval to call for the extraordinary meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution

April 15, 2016	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution
	Approval of the establishment of a new organization	Approved as proposed	Resolution
	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
April 29, 2016	Approval of adoption of proposal of merit-based annual salary for state-owned corporations and amendments to the regulation for remuneration and welfare	Approved as proposed	Resolution

May 20, 2016	Approval to establish and contribute to a Special Purpose Company for solar energy business in schools, one of the Government’s top ten energy industry initiatives	Approved as proposed	Resolution

	Approval to establish electricity vehicle charging infrastructure	Approved as proposed	Resolution
	Approval of long-term plan for power transmission and distribution network	Approved as proposed	Resolution
	Approval to transfer KEPCO’s shares in KEPCO Energy Resource Nigeria, Ltd (KERNL) to ERL	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2016	Accepted as reported	Report

June 17, 2016	Approval to establish and contribute to a Special Purpose Company for energy efficiency business, Government’s top ten energy industry initiatives	Conditional approved as proposed	Resolution

	Approval to finance the new energy industry fund and operating company	Deferred	-

	Approval to modify capital budget for fiscal year 2016 to finance a Special Purpose Company for the new energy industry fund and energy efficiency business	Deferred	-

	Approval of mid-to-long term financial management plan (2016-2020)	Approved as proposed	Resolution

June 24, 2016	Approval to contribute to the new energy industry fund and operating company	Accepted as revised	Resolution
	Approval to modify capital budget for fiscal year 2016	Accepted as revised	Resolution

July 15, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval to invest in Intra-company Employ Welfare Fund in 2016	Approved as proposed	Resolution

	Approval to support interest payment of cooperative enterprises	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for solar power project in Colorado, the United States	Approved as proposed	Resolution
	Amendment on the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Amendment on the Reorganization Plan	Approved as proposed	Resolution
	Report of management plan on operating company of New Energy Business Fund	Accepted as reported	Report

July 26, 2016	Approval to invest subsidies in high efficiency appliances relating to Economic Policy Direction for the second half of 2016	Approved as proposed	Resolution

August 16, 2016	Amendments on the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution

August 19, 2016	Approval to use reserve fund as a result of ordinary wages lawsuit	Approved as proposed	Resolution

	Mid-to-long term management target (2017-2021)	Approved as proposed	Resolution

	Report on results of external and internal audits for the second quarter of 2016	Accepted as reported	Report

	Report on the earnings results for the first half of fiscal year 2016	Accepted as reported	Report

September 30, 2016	Recommendation of candidates for the Audit Committee	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
	Approval of equity investment in construction and operation businesses of nuclear power plant in UAE	Approved as proposed	Resolution
	Approval to establish electricity vehicle charging infrastructure	Approved as proposed	Resolution
	Approval of Basic Investment Contract of New Energy Business fund	Deferred	-

4. Major Activities and Attendance Status of Non-standing Directors for a nine-month period ended September 30, 2016

Date	Agenda	Ahn, Choong- Yong	Lee, Kang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Ahn, Hyun- Ho(*)	Kim, Joo- Suen	Kim, Ji- Hong(*)

January 5, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	For	For	For	For	Absence	For	—
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	Absence	For	—

February 19, 2016	Approval of the maximum aggregate amount of remuneration for directors in 2016	For	For	For	For	For	For	For	For	—

	Approval of consolidated and separate financial statements for the fiscal year 2015	For	For	For	For	For	For	For	For	—

	Approval to call for the annual general meeting of shareholders for the fiscal year 2015	For	For	For	For	For	For	For	For	—

	Approval of contribution to a special purpose company for solar power project in Hokkaido, Japan	For	For	For	For	For	For	For	For	—

	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for a standing director and member of the Audit Committee	For	For	For	For	For	For	For	For	—

	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For	—

	Report on the annual management of commercial papers in 2015	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2015	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2015	Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry	Agenda for Report

February 29, 2016	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	Absence	For	Absence	For	For	For	—
	Approval of the Statement of Appropriation of fiscal year 2015 retained earnings	For	For	Absence	For	Absence	For	For	For	—
March 18, 2016	Approval of Agreement on Management Performance Assessment for the President	For	For	Absence	For	For	Absence	Resigned	For	—
	Approval of the establishment of a new organization	For	For	Absence	For	For	Absence	—	For	—
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	Absence	For	For	Absence	—	For	—
	Approval of liquidation of Dolphin, an associate located in Nigeria	For	For	Absence	For	For	Absence	—	For	—
	Composition of and approval of standards for examining candidates for the Director Nomination Committee to recommend candidates for non-standing directors	For	For	Absence	For	For	Absence	—	For	—
	Auditor’s report to the board of directors for 2015	Agenda for Report

April 8, 2016	Recommendation of candidates for the Audit Committee	For	For	Absence	For	Absence	For	—	For	—
	Approval to call for the extraordinary meeting of shareholders for the fiscal year 2016	For	For	Absence	For	Absence	For	—	For	—

April 15, 2016	Approval of amendments to the Articles of Incorporation	For	For	For	For	Absence	For	—	For	—
	Approval of the establishment of a new organization	For	For	For	For	Absence	For	—	For	—
	Approval of amendments to the regulation for employee remuneration and welfare	For	For	For	For	Absence	For	—	For	—

April 29, 2016	Approval of adoption of proposal of merit-based annual salary for state-owned corporations and amendments to the regulation for remuneration and welfare	For	For	For	For	Absence	For	—	For	—

May 20, 2016	Approval to establish and contribute to a Special Purpose Company for solar energy business in schools, one of the Government’s top ten energy industry initiatives	For	For	Absence	For	For	Absence	—	For	For
	Approval to establish electricity vehicle charging infrastructure	For	For	Absence	For	For	Absence	—	For	For
	Approval of long-term plan for power transmission and distribution network	For	For	Absence	For	For	Absence	—	For	For
	Approval to transfer KEPCO’s shares in KEPCO Energy Resource Nigeria, Ltd (KERNL) to ERL	For	For	Absence	For	For	Absence	—	For	For
	Report on results of external and internal audits for the first quarter of 2016	Agenda for Report

June 17, 2016	Approval to establish and contribute to a Special Purpose Company for energy efficiency business, Government’s top ten energy industry initiatives	For	For	For	For	For	For	—	For	For
	Approval to finance the new energy industry fund and operating company	Deferred

	Approval to modify capital budget for fiscal year 2016 to finance a Special Purpose Company for the new energy industry fund and energy efficiency business	Deferred
	Approval of mid-to-long term financial management plan (2016-2020)	For	For	For	For	For	For	—	For	For

June 24, 2016	Approval to contribute to the new energy industry fund and operating company	For	Absence	Absence	For	Absence	For	—	For	For
	Approval to modify capital budget for fiscal year 2016	For	Absence	Absence	For	Absence	For	—	For	For

July 15, 2016	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	Absence	For	For	For	For	—	For	For
	Approval to invest in Intra-company Employ Welfare Fund in 2016	For	Absence	For	For	For	For	—	For	For
	Approval to support interest payment of cooperative enterprises	For	Absence	For	For	For	For	—	For	For
	Approval of contribution to a special purpose company for solar power project in Colorado, the United States	For	Absence	For	For	For	For	—	For	For
	Amendment on the Electricity Usage Agreement and Rules for Operation	For	Absence	For	For	For	For	—	For	For
	Amendment on the Reorganization Plan	For	Absence	For	For	For	For	—	For	For
	Report of management plan on operating company of New Energy Business Fund	For	Absence	For	For	For	For	—	For	For

July 26, 2016	Approval to invest subsidies in high efficiency appliances relating to Economic Policy Direction for the second half of 2016	For	Absence	Against	Absence	For	For	—	Absence	For

August 16, 2016	Amendments on the Electricity Usage Agreement and Rules for Operation	For	Absence	For	For	For	For	—	For	For

August 19, 2016	Approval to use reserve fund as a result of ordinary wages lawsuit	For	For	For	For	For	Absence	—	For	For
	Mid-to-long term management target (2017-2021)	For	For	For	For	For	Absence	—	For	For
	Report on results of external and internal audits for the second quarter of 2016	Report
	Report on the earnings results for the first half of fiscal year 2016	Report

September 30, 2016	Recommendation of candidates for the Audit Committee	For	For	For	For	For	For	—	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	—	For	For
	Approval of equity investment in construction and operation businesses of nuclear power plant in UAE	For	For	For	For	For	For	—	For	For
	Approval to establish electricity vehicle charging infrastructure	For	For	For	For	For	For	—	For	For
	Approval of Basic Investment Contract of New Energy Business fund	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	—	Deferred	Deferred

Attendance Rate		100%	73.3%	66.7%	93.3%	73.3%	73.3%	66.7%	93.3%	100%

(*)	Ahn, Hyun-Ho voluntarily resigned on March 17, 2016. Under Korean Law, Mr. Ahn had retained the rights and had been subject to obligations as a non-standing director until his successor, Kim, Ji-Hong was appointed on May 16, 2016.

4. Major activities of the Audit Committee for a nine-month period ended September 30, 2016

Date	Agenda	Results	Type

January 8, 2016	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Evaluation report on joint selection of independent auditors for the period from fiscal year 2016 to 2018	Accepted as reported	Report

January 12, 2016	Approval of selection and remuneration for independent auditors for the period from fiscal year 2016 to 2018	Approved as proposed	Resolution

February 19, 2016	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Audit plans for 2016	Approved as proposed	Resolution
	Report on internal controls over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Evaluation report on internal controls over financial reporting for the fiscal year 2015	Accepted as reported	Report
	Education plans for auditors for 2016	Accepted as reported	Report

March 16, 2016	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Amendments to the Charter of Ethics for KEPCO Employees and the Code of Conduct for KEPCO Executives and Staff members	Approved as proposed	Resolution

	Auditor’s report to the board of directors for 2015	Accepted as reported	Report

	Independent auditor’s report on the audit results for the consolidated and separate financial statements for the fiscal year 2015	Accepted as reported	Report

April 15, 2016	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2015 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for fiscal year 2015 in accordance with U.S. accounting principles	Accepted as reported	Report

May 20, 2016	Approval to appoint the chairman of the Audit Committee	Approved as proposed	Resolution

	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution

	Report on results of external and internal audits during the first quarter of 2016	Accepted as reported	Report

	Independent auditor’s report on the audit plans for the fiscal year 2016	Accepted as reported	Report

August 19, 2016	Report on results of external and internal audits in the second quarter of 2016	Accepted as reported	Report
	Independent auditor’s report on the auditing results for both non-consolidated and consolidated financial statements for the first half of fiscal year 2016	Accepted as reported	Report

September 23, 2016	Amendments to code of conduct for employees	Approved as proposed	Resolution
	Approval of guidelines for report improper solicitation and graft	Approved as proposed	Resolution

	Amendments to the guidelines for disciplinary actions	Approved as proposed	Resolution

	Approval of selection of independent auditors of consolidated subsidiaries	Approved as proposed	Resolution

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of August 2, 2016

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	43,917,955	6.84
Public (non-Koreans)	Common shares	1,862	174,126,287	27.13
	American depositary shares (ADS)	1	34,113,003	5.31
Public (Koreans)	Corporate	1,433	44,384,377	6.92
	Individual	339,315	17,345,397	2.70

Total		342,614	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a six-month period ended September 30, 2016

(KEPCO Only)

1. Directors

	(In thousands of Won)
Type	Number of directors	Total remuneration	Average remuneration per person
Standing director	7	1,268,847	181,264
Non-standing director	9	154,405	17,156
Total	16	1,423,252	198,420

•	Number of Non-standing director includes Mr. Ahn, Hyun Ho, who voluntarily resigned on March 17, 2016.

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	16,627	429	17,056	19.2	1,043,032,671	61,153
Female	3,689	188	3,877	14.0	171,332,941	44,192
Total	20,316	617	20,933	18.1	1,214,365,612	58,012

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for the third three-month period ended September 30

Type	Agenda	Results

Extraordinary General Meeting held on February 22, 2016	Election of the President and Chief Executive Officer: Cho, Hwan-Eik	Approved as proposed

Annual General Meeting held on March 22, 2016	Approval of financial statements for the fiscal year 2015	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2016	Approved as proposed

Extraordinary General Meeting held on April 25, 2016	Election of a standing director: Lee, Sung-Han	Approved as proposed
	Election of a standing director and member of the Audit Committee: Lee, Sung-Han	Approved as proposed
	Election of a non-standing director and member of the Audit Committee: Cho, Jeon-Hyeok	Approved as proposed

2. Pending legal proceedings as of September 30, 2016

	(In billions of Won)
Type	Number of lawsuits	Claim amount
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	714	770
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	184	553

Some ongoing litigations were not included in the table above. Please refer to the contingencies and commitments part of notes to the following consolidated interim financial statements for details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: December 8, 2016

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of September 30, 2016, the consolidated interim statements of comprehensive income for the three and nine-month periods ended September 30, 2016 and 2015, changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Emphasis of Matters

Without qualifying our review report, we draw attention to the key audit matter of a build-to-order industry that was of significance in our review of the consolidated interim financial statements as of and for the nine-month period ended September 30, 2016 in accordance with Practical Guide of Korean Standards on Auditing 2016-1. This matter was addressed in the context of our review of the consolidated interim financial statements as a whole, and in forming our review conclusion thereon, and we do not provide a separate conclusion on this matter.

Also, as stated above under “Auditors’ Review Responsibility”, our responsibility is to issue a report on these consolidated interim financial statements based on our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. Accordingly, we have inquired primarily of persons responsible for financial and accounting matters, and applied analytical and other review procedures on the key audit matter of a build-to-order industry.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenue and costs based on the percentage-of-completion method at the end of the reporting period. Also, the gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits exceed progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits.

Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to changes in construction during contract work. The measurement of contract revenue is affected by various uncertainties resulting unexpected future events. Total contract cost is estimated based on the future estimates such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates have an impact on the completion progress and contract revenue.

Considering the impacts from these uncertainty and changes in estimates on profit or loss for the current or future periods, we identified the Company’s revenue recognition accounting policy utilizing the input method with uncertainty of estimated total contract costs, assessment of the percentage-of-completion and accounting for the variation of construction works as a significant risk.

We conducted the following review procedures regarding the Company’s accounting policy of revenue recognition utilizing the input method for the nine-month period ended September 30, 2016:

•	Inquiry of the accounting policy of revenue recognition and any changes, and significant changes to the contracts

•	Analytical review of financial indicators such as contract price, estimated contract costs, cost ratio, ratio of amounts due from/to customers for contract work and others.

•	Inquiry and analytical review of changes in major components of estimated contract costs

•	Inquiry and analytical review of fluctuations in completion progress of contracts including contract price, accumulated contract cost and total contract cost

Other Matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 11, 2016. The accompanying consolidated financial position of the Company as of December 31, 2015, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2016

This report is effective as of November 14, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2016 and December 31, 2015

(Unaudited)

In millions of won	Note	September 30, 2016		December 31, 2015

Assets

Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	4,767,502	3,783,065
Current financial assets, net	5,10,11,12,44		3,240,457	5,335,621
Trade and other receivables, net	5,8,14,20,44,45,46		6,228,768	7,473,548
Inventories, net	13		4,786,772	4,946,413
Income tax refund receivables	40		12,679	9,081
Current non-financial assets	15		493,233	397,950
Assets held-for-sale	41		79,647	79,647

Total current assets			19,609,058	22,025,325

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,164,880	2,495,554
Non-current trade and other receivables, net	5,8,14,44,45,46		1,751,762	1,798,419
Property, plant and equipment, net	18,27,48		145,011,949	141,361,351
Investment properties, net	19,27		285,131	269,910
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,45		853,730	855,832
Investments in associates	4,17		4,345,281	4,405,668
Investments in joint ventures	4,17		1,281,080	1,287,862
Deferred tax assets	40		762,735	623,623
Non-current non-financial assets	15		170,795	131,233

Total non-current assets			156,629,925	153,232,034

Total Assets	4	~~W~~	176,238,983	175,257,359

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2016 and December 31, 2015

(Unaudited)

In millions of won	Note	September 30, 2016		December 31, 2015

Liabilities

Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	3,796,772	4,735,697
Current financial liabilities, net	5,11,23,44,46		9,710,807	7,857,198
Income tax payables	40		1,645,408	2,218,060
Current non-financial liabilities	20,28,29		6,833,754	6,320,711
Current provisions	26,44		1,594,639	1,579,176

Total current liabilities			23,581,380	22,710,842

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,782,399	3,718,435
Non-current financial liabilities, net	5,11,23,44,46		45,034,136	51,062,811
Non-current non-financial liabilities	28,29		7,532,688	7,092,252
Employee benefits liabilities, net	25,44		2,074,056	1,503,107
Deferred tax liabilities	40		8,836,196	8,362,683
Non-current provisions	26,44		13,093,584	12,864,754

Total non-current liabilities			80,353,059	84,604,042

Total Liabilities	4	~~W~~	103,934,439	107,314,884

Equity

Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			31,847,274	23,720,167
Unappropriated retained earnings			19,311,391	22,862,164

			52,763,575	48,187,241

Other components of equity	33
Other capital surpluses			1,198,775	1,197,388
Accumulated other comprehensive loss			(305,138)	(98,713)
Other equity			13,294,973	13,294,973

			14,188,610	14,393,648

Equity attributable to owners of the controlling company			71,005,763	66,634,467

Non-controlling interests	16, 32		1,298,781	1,308,008

Total Equity		~~W~~	72,304,544	67,942,475

Total Liabilities and Equity		~~W~~	176,238,983	175,257,359

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2016 and 2015

(Unaudited)

In millions of won, except per share information		September 30, 2016			September 30, 2015
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Sales	4,34,44,46
Sales of goods		~~W~~	14,701,479	41,358,964	14,318,121	40,815,596
Sales of services			89,581	267,308	128,205	344,576
Sales of construction services	20		1,037,895	2,965,222	928,789	2,825,874
Revenue related to transfer of assets from customers			114,543	312,756	94,840	279,594

			15,943,498	44,904,250	15,469,955	44,265,640

Cost of sales	13,25,42,46
Cost of sales of goods			(9,709,384)	(29,232,200)	(9,594,472)	(31,043,619)
Cost of sales of services			(110,518)	(315,614)	(119,289)	(323,993)
Cost of sales of construction services			(978,132)	(2,800,015)	(893,171)	(2,692,788)

			(10,798,034)	(32,347,829)	(10,606,932)	(34,060,400)

Gross profit			5,145,464	12,556,421	4,863,023	10,205,240

Selling and administrative expenses	25,35,42,46		(721,295)	(1,822,410)	(522,931)	(1,537,298)

Operating profit	4		4,424,169	10,734,011	4,340,092	8,667,942

Other non-operating income	36		109,778	305,090	100,257	313,952

Other non-operating expense	36		(10,683)	(63,273)	(18,796)	(58,913)

Other gains, net	37		52,393	123,178	8,538,361	8,611,496

Finance income	5,11,38		679,784	1,036,342	814,145	1,262,518

Finance expenses	5,11,39		(1,105,180)	(2,231,842)	(1,263,201)	(2,713,366)

Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			(3,200)	210,855	(6,422)	239,785
Gain on disposal of investments in associates and joint ventures			—	52	100	100
Gain on disposal of investments in subsidiaries	16		—	—	—	5,866
Share in loss of associates and joint ventures			(26,763)	(80,975)	(30,213)	(63,254)
Loss on disposal of investments in associates and joint ventures			(114)	(285)	—	—

			(30,077)	129,647	(36,535)	182,497

Profit before income tax			4,120,184	10,033,153	12,474,323	16,266,126

Income tax expense	40		(1,181,977)	(3,164,325)	(3,197,939)	(4,424,741)

Profit for the period		~~W~~	2,938,207	6,868,828	9,276,384	11,841,385

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income, Continued

For the three and nine-month periods ended September 30, 2016 and 2015

(Unaudited)

In millions of won, except per share information		September 30, 2016			September 30, 2015
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	~~W~~	(18,533)	(220,394)	(73,697)	(106,882)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		45	(597)	(225)	1,005
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		8,967	31,443	(42,592)	(19,687)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		(3,028)	27,450	18,069	(3,291)
Foreign currency translation of foreign operations, net of tax	33		(90,158)	(85,437)	61,045	45,083
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		(161,548)	(200,771)	108,527	143,449

Other comprehensive income (loss), net of tax			(264,255)	(448,306)	71,127	59,677

Total comprehensive income for the period		~~W~~	2,673,952	6,420,522	9,347,511	11,901,062

Profit or loss attributable to:
Owners of the controlling company	43	~~W~~	2,913,361	6,775,278	9,229,740	11,735,006
Non-controlling interests			24,846	93,550	46,644	106,379

		~~W~~	2,938,207	6,868,828	9,276,384	11,841,385

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	2,666,570	6,359,998	9,287,904	11,779,694
Non-controlling interests			7,382	60,524	59,607	121,368

		~~W~~	2,673,952	6,420,522	9,347,511	11,901,062

Earnings per share	43
Basic and diluted earnings per share		~~W~~	4,538	10,554	14,377	18,280

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal

Balance at January 1, 2015	~~W~~	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	11,735,006	—	11,735,006	106,379	11,841,385
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(99,098)	—	(99,098)	(7,784)	(106,882)
Share in other comprehensive income of associates and joint ventures, net of tax		—	1,005	—	1,005	—	1,005
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(19,687)	(19,687)	—	(19,687)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(2,707)	(2,707)	(584)	(3,291)
Foreign currency translation of foreign operations, net of tax		—	—	21,723	21,723	23,360	45,083
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	143,452	143,452	(3)	143,449
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(74,501)	(395,483)
Issuance of share capital by subsidiaries and others		—	—	2,858	2,858	11,560	14,418
Equity transaction within consolidated scope		—	—	44,355	44,355	9,811	54,166
Changes in consolidated scope		—	—	—	—	(1,547)	(1,547)
Dividends paid (hybrid securities)		—	—	—	—	(12,341)	(12,341)
Others		—	—	—	—	(220)	(220)

Balance at September 30, 2015	~~W~~	4,053,578	46,619,578	14,434,100	65,107,256	1,277,809	66,385,065

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal

Balance at January 1, 2016	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	6,775,278	—	6,775,278	93,550	6,868,828
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(208,266)	—	(208,266)	(12,128)	(220,394)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(589)	—	(589)	(8)	(597)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	31,443	31,443	—	31,443
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	27,458	27,458	(8)	27,450
Foreign currency translation of foreign operations, net of tax		—	—	(64,551)	(64,551)	(20,886)	(85,437)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(200,775)	(200,775)	4	(200,771)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(74,672)	(2,064,761)
Issuance of shares of capital by subsidiaries and others		—	—	1,387	1,387	14,817	16,204
Changes in consolidation scope		—	—	—	—	2,454	2,454
Dividends paid (hybrid securities)		—	—	—	—	(12,350)	(12,350)

Balance at September 30, 2016	~~W~~	4,053,578	52,763,575	14,188,610	71,005,763	1,298,781	72,304,544

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

In millions of won	September 30, 2016		September 30, 2015

Cash flows from operating activities
Profit for the period	~~W~~	6,868,828	11,841,385

Adjustments for:
Income tax expense		3,164,325	4,424,741
Depreciation		6,506,408	6,075,711
Amortization		52,222	54,729
Employee benefit expense		261,132	231,544
Bad debt expense		26,900	8,595
Interest expense		1,318,959	1,560,825
Loss on sale of financial assets		—	2,983
Loss on disposal of property, plant and equipment		1,741	1,506
Loss on abandonment of property, plant, and equipment		287,457	239,823
Impairment loss on property, plant and equipment		—	6,473
Impairment loss on intangible assets		—	12
Loss on disposal of intangible assets		143	5
Accretion expense to provisions, net		974,715	1,141,296
Loss (gain) on foreign currency translation, net		(596,581)	888,986
Valuation and transaction loss (gain) on derivative instruments, net		642,344	(881,590)
Share in income of associates and joint ventures, net		(129,880)	(176,531)
Gain on sale of financial assets		(1,481)	(4)
Gain on disposal of property, plant and equipment		(48,131)	(8,618,259)
Gain on disposal of intangible assets		—	(32)
Gain on disposal of associates and joint ventures		(52)	(100)
Loss on disposal of associates and joint ventures		285	—
Gain on disposal of investments in subsidiaries		—	(5,866)
Interest income		(188,889)	(165,361)
Dividend income		(10,281)	(7,153)
Impairment loss on available-for-sale securities		4,706	28,493
Others, net		(5,628)	2,755

		12,260,414	4,813,581

Changes in:
Trade receivables		1,622,743	1,480,829
Non-trade receivables		57,425	(40,193)
Accrued income		(8,512)	63,865
Other receivables		7,750	(9,068)
Other current assets		(146,262)	(115,802)
Inventories		(612,868)	(762,084)
Other non-current assets		(43,629)	(30,057)
Trade payables		(901,615)	(1,646,456)
Non-trade payables		(340,607)	(153,191)
Accrued expenses		(230,999)	(373,400)
Other current liabilities		740,454	1,139,044
Other non-current liabilities		624,781	254,332
Investments in associates and joint ventures		53,100	73,288
Provisions		(1,002,938)	(728,141)
Payments of employee benefit obligations		(43,043)	(32,712)
Plan assets		(17,460)	(13,138)

		(241,680)	(892,884)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

In millions of won	September 30, 2016		September 30, 2015

Cash generated from operating activities
Dividends received	~~W~~	10,244	13,600
Interest paid		(1,516,382)	(1,706,882)
Interest received		191,512	125,660
Income taxes paid		(3,297,856)	(931,124)

Net cash from operating activities		14,275,080	13,263,336

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		10,828	6,066
Acquisition of associates and joint ventures		(99,077)	(106,350)
Proceeds from disposals of property, plant and equipment		50,171	9,821,914
Acquisition of property, plant and equipment		(9,183,090)	(10,641,512)
Proceeds from disposals of intangible assets		329	472
Acquisition of intangible assets		(77,525)	(51,346)
Proceeds from disposals of financial assets		8,559,539	165,813
Acquisition of financial assets		(6,552,949)	(5,237,941)
Increase in loans		(199,000)	(127,170)
Collection of loans		91,963	73,742
Increase in deposits		(361,481)	(219,427)
Decrease in deposits		137,250	132,016
Receipt of government grants		23,763	17,342
Usage of government grants		(25,558)	(18,040)
Net cash inflow from business acquisitions		2,510	553
Other cash inflow (outflow) from investing activities, net		33,519	(112,794)

Net cash used in investing activities		(7,588,808)	(6,296,662)

Cash flows from financing activities
Proceeds from short-term borrowings, net		(311,590)	(115,615)
Proceeds from long-term borrowings and debt securities		1,802,368	3,094,612
Repayment of long-term borrowings and debt securities		(5,106,586)	(6,215,877)
Payment of finance lease liabilities		(88,827)	(82,641)
Settlement of derivative instruments, net		69,577	12,411
Change in non-controlling interest		14,181	78,175
Dividends paid (hybrid bond)		(12,350)	(12,341)
Dividends paid		(2,064,770)	(395,483)
Other cash outflow from financing activities, net		(523)	(2,437)

Net cash used in financing activities		(5,698,520)	(3,639,196)

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		987,752	3,327,478

Effect of exchange rate fluctuations on cash held		(3,315)	50,620

Net increase in cash and cash equivalents		984,437	3,378,098

Cash and cash equivalents at January 1		3,783,065	1,796,300

Cash and cash equivalents at September 30	~~W~~	4,767,502	5,174,398

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2016

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2016, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 208,239,290 shares (32.44%) as of the most recent closing date of Register of Shareholders (Aug 2, 2016).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements were prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Company”) K-IFRS annual financial statements. The notes are included to explain events and transactions that resulted changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not yet metered nor billed are estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of September 30, 2016 and 2015 are ~~W~~1,110,889 million and ~~W~~1,268,411 million, respectively.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’

The Company has adopted amendments to K-IFRS 1016, ‘Property, Plant and Equipment’, since January 1, 2016. Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’, specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(ii)	Amendments to K- IFRS 1038, ‘Intangible Assets’

The Company has adopted amendments to K- IFRS 1038, ‘Intangible Assets’, since January 1, 2016. Amendments to K-IFRS 1038, ‘Intangible Assets’, introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iii)	Amendments to K-IFRS 1111, ‘Joint Arrangement’

The Company has adopted amendments to K-IFRS 1111, ‘Joint Arrangement’, since January 1, 2016. Amendments to K-IFRS 1111, ‘Joint Arrangement’, require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in K-IFRS 1103, ‘Business Combinations’.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(iv)	Amendments to K-IFRS 1011, ‘Construction Contracts’

The Company has adopted amendments to K-IFRS 1011, ‘Construction Contracts’, since January 1, 2016. Amendments to K-IFRS 1011, ‘Construction Contracts’, require the Company to disclose the construction contracts by each project or operating segment (refer to note 20).

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2016, and the Company has not early adopted them. The management believes the impact on the consolidated financial statements upon the adoption of the amendments is immaterial.

(i)	K-IFRS 1109, ‘Financial Instruments’

K-IFRS 1109, ‘Financial Instruments’ specifies classification and measurement of financial instruments and changes the credit loss mode into an expected credit loss model from an incurred credit loss model. Additionally, this standard was aimed to align accounting more closely with risk management and expanded the types of eligible hedged item, hedging instrument, and hedged risk under new hedge accounting model. This standard is effective for annual periods beginning on or after January 1, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and interpretations not yet adopted, continued

(ii)	K-IFRS 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, ‘Revenue from Contracts with Customers’ as a single standard applying to all contracts with customers, provides the five-step process for revenue recognition and replaces the risk-and-reward model, which is based on the control, under the current standards. The risk-and-reward model is changed to a single indicator implicating the satisfaction of a performance obligation. This standard is effective for annual periods beginning on or after January 1, 2018.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2015.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019, ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039, ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRS’ applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applying K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which is acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(6)	Goodwill, continued

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3. (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(24) Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which will immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. Accordingly, useful lives of certain machinery were changed during the current period and as a result, depreciation expenses increased by ~~W~~122,222 million for the nine-month period ended September 30, 2016. Depreciation expenses are expected to increase by ~~W~~165,155 for the year ending December 31, 2016 and to decrease by ~~W~~165,155 million for the years after December 31, 2016.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Others	10 ~ 50	Straight
Mining right	-	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

With Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for emissions rights and obligations.

(i)	Emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the emissions rights are classified as current assets Emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emission rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Emissions obligations

Emissions obligations are the Company’s present legal obligation to submit the emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended September 30, 2016 and 2015, respectively, are as follows:

In millions of won
September 30, 2016
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating income(loss)		Depreciation and Amortization		Interest Income		Interest expense		Profit related to associates, joint ventures, and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

Transmission and distribution	~~W~~	16,136,346	44,955,305	573,542	1,356,641	15,562,804	43,598,664	2,767,680	4,942,790	878,020	2,382,450	15,062	63,097	213,674	661,734	(40,219)	121,410
Electric power generation (Nuclear)		2,577,063	8,248,413	2,576,521	8,211,986	542	36,427	862,808	3,027,731	775,861	2,332,029	7,251	24,995	118,526	355,569	(470)	(1,291)
Electric power generation (Non-Nuclear)		5,131,354	15,401,147	4,957,132	14,767,596	174,222	633,551	689,731	2,671,907	599,919	1,781,950	4,948	20,467	87,620	247,805	10,747	8,640
Plant Maintenance & engineering service		579,585	1,769,154	490,412	1,490,912	89,173	278,242	60,952	197,209	25,262	74,710	2,471	8,207	388	1,800	(135)	888
Others		134,980	419,506	18,223	62,140	116,757	357,366	25,915	84,612	5,380	20,410	32,550	87,833	24,109	70,930	—	—
Consolidation adjustments		(8,615,830)	(25,889,275)	(8,615,830)	(25,889,275)	—	—	17,083	(190,238)	(11,220)	(32,919)	(5,914)	(15,710)	(6,617)	(18,879)	—	—

	~~W~~	15,943,498	44,904,250	—	—	15,943,498	44,904,250	4,424,169	10,734,011	2,273,222	6,558,630	56,368	188,889	437,700	1,318,959	(30,077)	129,647

In millions of won
September 30, 2015
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating income(loss)		Depreciation and Amortization		Interest Income		Interest expense		Profit related to associates, joint ventures, and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	15,416,171	43,914,410	292,648	903,380	15,123,523	43,011,030	2,297,246	4,227,866	716,090	2,126,283	24,122	55,984	265,850	849,569	(20,987)	193,260
Electric power generation (Nuclear)		2,744,830	7,383,250	2,734,133	7,364,870	10,697	18,380	1,170,394	2,362,610	780,650	2,243,491	5,386	18,480	116,659	415,830	(5)	(718)
Electric power generation (Non-Nuclear)		5,388,962	16,098,458	5,300,810	15,642,156	88,152	456,302	800,748	1,834,510	573,449	1,707,980	5,509	16,575	81,242	241,712	(14,516)	(8,972)
Plant Maintenance & engineering service		570,849	1,741,064	446,361	1,340,146	124,488	400,918	82,039	212,893	22,399	62,430	3,166	8,588	38	109	(1,027)	(1,073)
Others		163,746	477,978	40,651	98,968	123,095	379,010	16,438	49,337	6,851	20,387	25,594	78,732	21,842	66,908	—	—
Consolidation adjustments		(8,814,603)	(25,349,520)	(8,814,603)	(25,349,520)	—	—	(26,773)	(19,274)	(10,258)	(30,131)	(3,424)	(12,998)	(3,269)	(13,303)	—	—

	~~W~~	15,469,955	44,265,640	—	—	15,469,955	44,265,640	4,340,092	8,667,942	2,089,181	6,130,440	60,353	165,361	482,362	1,560,825	(36,535)	182,497

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
September 30, 2016
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities

Transmission and distribution	~~W~~	104,394,803	4,258,450	5,097,863	48,794,027
Electric power generation (Nuclear)		52,516,123	16,434	1,420,611	27,489,481
Electric power generation (Non-nuclear)		45,183,897	1,297,667	2,475,765	24,742,741
Plant maintenance & engineering service		3,067,480	53,810	126,753	1,222,293
Others		6,491,038	—	213,504	2,515,595
Consolidation adjustments		(35,414,358)	—	(73,881)	(829,698)

Consolidated totals	~~W~~	176,238,983	5,626,361	9,260,615	103,934,439

In millions of won
December 31, 2015
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities

Transmission and distribution	~~W~~	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658
Consolidation adjustments		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	~~W~~	175,257,359	5,693,530	14,137,833	107,314,884

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2016			September 30, 2015		September 30, 2016	December 31, 2015
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Domestic	~~W~~	14,797,016	41,632,905	14,423,224	41,108,964	147,737,394	143,788,043
Overseas (*1)		1,146,482	3,271,345	1,046,731	3,156,676	4,213,154	4,526,395

	~~W~~	15,943,498	44,904,250	15,469,955	44,265,640	151,950,548	148,314,438

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the nine-month periods ended September 30, 2016 and 2015.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	4,767,502	—	—	—	4,767,502
Current financial assets
Held-to-maturity investments		—	—	—	355	—	355
Derivative assets		26,277	—	—	—	14,154	40,431
Other financial assets		—	3,199,671	—	—	—	3,199,671
Trade and other receivables		—	6,228,768	—	—	—	6,228,768

		26,277	14,195,941	—	355	14,154	14,236,727

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,062,082	—	—	1,062,082
Held-to-maturity investments		—	—	—	3,111	—	3,111
Derivative assets		39,309	—	—	—	23,635	62,944
Other financial assets		—	1,036,743	—	—	—	1,036,743
Trade and other receivables		—	1,751,762	—	—	—	1,751,762

		39,309	2,788,505	1,062,082	3,111	23,635	3,916,642

	~~W~~	65,586	16,984,446	1,062,082	3,466	37,789	18,153,369

In millions of won	December 31, 2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,783,065	—	—	—	3,783,065
Current financial assets
Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983
Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	584,479	—	—	584,479
Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940
Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	~~W~~	255,008	19,680,955	584,479	3,623	362,142	20,886,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	840,221	—	840,221
Debt securities		—	8,790,705	—	8,790,705
Derivative liabilities		16,830	—	63,051	79,881
Trade and other payables		—	3,796,772	—	3,796,772

		16,830	13,427,698	63,051	13,507,579

Non-current liabilities
Borrowings		—	1,699,377	—	1,699,377
Debt securities		—	43,095,203	—	43,095,203
Derivative liabilities		64,601	—	174,955	239,556
Trade and other payables		—	3,782,399	—	3,782,399

		64,601	48,576,979	174,955	48,816,535

	~~W~~	81,431	62,004,677	238,006	62,324,114

In millions of won	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	~~W~~	49,011	67,207,631	117,499	67,374,141

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won		September 30, 2016			September 30, 2015
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Cash and cash equivalents	Interest income	~~W~~	12,174	50,713	15,519	40,707
Available-for-sale financial assets	Dividends income		286	10,281	646	7,153
	Impairment loss on available-for-sale financial assets		(4,613)	(4,706)	(14,500)	(28,493)
	Gain (loss) on disposal of available-for-sale financial assets		1	1,481	4	(2,979)
	Interest income		—	—	—	29
Held-to-maturity investments	Interest income		25	79	30	78
Loans and receivables	Interest income		5,830	19,931	4,734	15,908
Trade and other receivables	Interest income		28,954	78,429	25,278	79,743
Short-term financial instruments	Interest income		8,404	33,861	12,434	20,966
Long-term financial instruments	Interest income		981	5,876	2,358	7,930
Financial assets at fair value through profit or loss	Gain (loss) on valuation of derivatives		(170,547)	(131,830)	282,832	343,738
	Gain (loss) on transaction of derivatives		(10,791)	(16,961)	4,645	6,783
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(180,303)	(198,473)	386,237	470,242
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		(19,030)	1,477	16,470	(3,118)
	Loss on transaction of derivatives		(15,357)	(12,701)	(6,482)	(5,063)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(300,090)	(907,104)	(346,083)	(1,075,740)
	Loss on repayment of financial liabilities		—	—	(33)	(33)
	Interest expense of trade and other payables		(16,772)	(50,278)	(17,198)	(62,318)
	Interest expense of others		(120,838)	(361,577)	(119,081)	(422,767)
	Gain (loss) on foreign currency transactions and translations		563,203	572,521	(680,562)	(932,484)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(88,968)	(89,119)	3,766	34,307
	Gain on transaction of derivatives		2,978	10,255	56,209	52,000
Derivative liabilities (using hedge accounting)	Loss on valuation of derivatives (profit or loss)		(132,049)	(152,005)	(61,860)	(20,417)
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		13,759	46,312	10,095	(1,628)
	Gain (loss) on transaction of derivatives		—	(51,510)	5,018	—

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the consolidated interim statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won		September 30, 2016		December 31, 2015

Cash and cash equivalents	Escrow accounts	~~W~~	85	4,828
	Deposits for government project		10,688	5,839
	Collateral provided for borrowings		15,091	6,839
	Collateral provided for lawsuit		173	641
	Deposits for transmission regional support program		4,927	204
	Pledge		—	740
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		441,557	—
Short-term financial instruments	Bidding guarantees		118	—
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		33,000	18,000
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		310	333
	Decommissioning costs of nuclear power plants		212,640	652,700
	Collateral provided for borrowings		—	20
	Funds for developing small and medium enterprises (*1)		100,000	100,000
Other current receivables	Deposit for lawsuit		16,000	—

		~~W~~	834,591	790,146

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the businesses as of September 30, 2016.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Cash	~~W~~	201	109
Other demand deposits		1,229,875	1,309,396
Short-term deposits classified as cash equivalents		123,133	374,575
Short-term investments classified as cash equivalents		3,414,293	2,098,985

	~~W~~	4,767,502	3,783,065

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	5,668,460	(63,030)	—	5,605,430
Other receivables		678,710	(53,753)	(1,619)	623,338

		6,347,170	(116,783)	(1,619)	6,228,768

Non-current assets
Trade receivables		446,832	—	—	446,832
Other receivables		1,344,159	(33,453)	(5,776)	1,304,930

		1,790,991	(33,453)	(5,776)	1,751,762

	~~W~~	8,138,161	(150,236)	(7,395)	7,980,530

In millions of won	December 31, 2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	~~W~~	9,424,596	(143,702)	(8,927)	9,271,967

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	346,405	(53,753)	—	292,652
Accrued income		101,148	—	—	101,148
Deposits		189,099	—	(1,619)	187,480
Finance lease receivables		11,927	—	—	11,927
Others		30,131	—	—	30,131

		678,710	(53,753)	(1,619)	623,338

Non-current assets
Non-trade receivables		79,265	(26,450)	—	52,815
Accrued income		2,510	—	—	2,510
Deposits		313,223	—	(5,776)	307,447
Finance lease receivables		872,983	—	—	872,983
Others		76,178	(7,003)	—	69,175

		1,344,159	(33,453)	(5,776)	1,304,930

	~~W~~	2,022,869	(87,206)	(7,395)	1,928,268

In millions of won	December 31, 2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	~~W~~	2,114,824	(91,746)	(8,913)	2,014,165

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 2.0% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

8.	Trade and Other Receivables, Continued

(3)	Aging analysis of trade receivables as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Trade receivables: (not overdue, not impaired)	~~W~~	5,968,170	7,198,403

Trade receivables: (overdue, not impaired)		1,496	891

Less than 60 days		1,496	891

Trade receivables: (impairment reviewed)		145,626	110,478

60 ~ 90 days		38,526	31,973
90 ~ 120 days		13,949	11,010
120 days ~ 1 year		50,799	35,097
Over 1 year		42,352	32,398

		6,115,292	7,309,772
Less: allowance for doubtful accounts		(63,030)	(51,956)
Less: present value discount		—	(14)

	~~W~~	6,052,262	7,257,802

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant. The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Other receivables: (not overdue, not impaired)	~~W~~	1,812,304	1,918,132

Other receivables: (overdue, not impaired)		22,961	20,249

Less than 60 days		22,961	20,249

Other receivables: (impairment reviewed)		187,604	176,443

60 ~ 90 days		9,749	2,409
90 ~ 120 days		4,261	10,097
120 days ~ 1 year		31,567	21,433
Over 1 year		142,027	142,504

		2,022,869	2,114,824
Less: allowance for doubtful accounts		(87,206)	(91,746)
Less: present value discount		(7,395)	(8,913)

	~~W~~	1,928,268	2,014,165

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	~~W~~	51,956	91,746	80,644	67,932
Bad debt expense		24,028	230	1,308	18,473
Write-off		(12,135)	(1,733)	(28,978)	(888)
Reversal		(500)	(1,214)	(1,018)	(413)
Others		(319)	(1,823)	—	6,642

Ending balance	~~W~~	63,030	87,206	51,956	91,746

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	~~W~~	130,410	—	—	18,339	—	—	148,749
Kwanglim Co., Ltd. (*1)		262	—	(214)	598	—	(646)	—
Ssangyong Motor Co., Ltd.		299	—	—	5	—	—	304
Sungjee Construction. Co., Ltd.		5	—	—	21	—	—	26
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		1	—	—	(1)	—	—	—
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		53	—	—	41	—	—	94
PAN ocean Co., Ltd.		6	—	—	1	—	—	7
Borneo International Furniture Co., Ltd.		103	—	—	—	—	—	103
TONGYANG Inc. (*1)		217	—	(44)	25	—	(198)	—
TONGYANG networks Inc. (*1)		6	—	(3)	—	—	(3)	—
Nexolon Co., Ltd. (*1)		3,196	—	(3,137)	569	—	(628)	—
Dongbu Corporation,		—	—	—	1	—	12	13
PT Adaro Energy Tbk		21,012	—	—	27,863	—	—	48,875
Energy Fuels Inc.		5,926	—	—	(2,961)	—	60	3,025
Cockatoo Coal Limited		42	—	—	—	—	—	42
Denison Mines Corp.		34,457	—	—	(4,610)	(4,610)	4,417	29,654
Fission 3.0		30	—	—	(14)	—	1	17
Fission Uranium Corp.		554	—	—	(136)	—	1	419

		196,579	—	(3,398)	39,741	(4,610)	3,016	231,328

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund		1,207	—	—	—	—	—	1,207
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I		571	—	—	—	—	—	571
Troika Overseas Resource Development Private Equity Firm		1,553	—	—	—	—	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		855	—	(814)	—	—	—	41
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		1,375	—	—	—	—	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		1,069	3,685	(346)	—	—	—	4,408
Construction Guarantee		805	—	—	2	—	—	807
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	3,000	—	—	—	—	3,301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Korea investment – Investment Pool for Public funds 10		—	142,470	—	293	—	—	142,763
Samsung investment – Investment Pool for Public funds 2		—	213,710	—	446	—	—	214,156
Samsung investment – Investment Pool for Public funds 1		—	53,220	—	146	—	—	53,366
Korea investment – Hanwha KT Mater Lease Private Special Investment Trust		—	31,200	—	71	—	—	31,271

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Hwan Young Steel Co., Ltd.	~~W~~	97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	(22)	—	—
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		93	—	—	—	—	—	93
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	(3)	(2)	—
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		3	—	—	—	—	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	(10)	—
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA JEONJU Co., Ltd.		69	—	—	—	—	—	69
KYUNGWON Co., Ltd.		14	—	—	—	(14)	—	—
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		2	—	—	—	—	—	2
KS Remicon Co., Ltd.		3	—	—	—	—	—	3
Sewoong Heavy Industries Co., Ltd.		40	—	—	—	(40)	—	—
SIN-E Steel Co., Ltd.		33	—	—	—	—	—	33
Joongang Platec Co., Ltd.		72	—	—	—	—	—	72
Pyungsan SI Ltd.		9	—	—	—	—	—	9
Samgong Development Co., Ltd.		7	—	—	—	—	—	7
Joongang Development Co., Ltd.		8	—	—	—	—	—	8
AJS Co., Ltd.		32	—	—	—	—	—	32
SHIN-E B&P Co., Ltd.		10	—	—	—	—	—	10
MSE Co., Ltd.		9	—	—	—	—	—	9
Ilrim Nano Tec Co., Ltd.		15	—	—	—	—	—	15
Kwang Myeong Electronics Technology Co., Ltd.		11	—	—	—	—	—	11
Youngjin Hi-Tech Co., Ltd.		21	—	—	—	—	—	21
Dong Woo International Co., Ltd.		18	—	—	—	—	—	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		3	—	—	—	—	—	3
Ilsuk Co., Ltd.		10	—	—	—	—	—	10
Dongyang Telecom Co., Ltd.		11	—	—	—	—	—	11
Han Young Construction Co., Ltd.		3	—	—	—	—	—	3
Jongwon Remicon Co., Ltd.		13	—	—	—	—	—	13
Ace Heat Treating Co., Ltd.		72	—	—	—	—	—	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Seyang Inc.		27	—	—	—	—	—	27

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Seungri Enterprise Co., Ltd.	~~W~~	3	—	—	—	—	—	3
Onggane Food Co., Ltd.		1	—	—	—	—	—	1
Shin-E P&C Co., Ltd.		1	—	—	—	—	—	1
Ejung Ad Co., Ltd.		3	—	—	—	—	—	3
Solvus Co., Ltd.		3	—	—	—	—	—	3
Myung Co., Ltd.		2	—	—	—	—	—	2
Emotion Co., Ltd.		8	—	—	—	—	—	8
Youngdong Concrete Co., Ltd.		7	—	—	—	—	—	7
Shinil Engineering Co., Ltd.		3	—	—	—	—	—	3
Korea Castiron Industrial Co., Ltd.		22	—	—	—	—	—	22
FFG DMC Co., Ltd.		17	—	—	—	(17)	—	—
Daeseong Metal Co., Ltd.		47	—	—	—	—	—	47
Biwang Industry Co., Ltd		2	—	—	—	—	—	2
Huimun Co., Ltd.		4	—	—	—	—	—	4
Sunun IT F Co., Ltd.		8	—	—	—	—	—	8
Young Sung Co., Ltd.		27	—	—	—	—	—	27
Yuil Industrial Electronics Co., Ltd.		16	—	—	—	—	—	16
DN TEK Inc.		62	—	—	—	—	—	62
Daeyang F.M.S Corporation		3	—	—	—	—	—	3
Kwang Jin Structure Co., Ltd.		31	—	—	—	—	—	31
Woojin Industry Corporation		16	—	—	—	—	—	16
Kwang Sung Industry Co., Ltd.		7	—	—	—	—	—	7
Matsaeng Food Co., Ltd.		6	—	—	—	—	—	6
Futech Mold Co., Ltd.		14	—	—	—	—	—	14
Samcheonri Industrial Co., Ltd.		13	—	—	—	—	—	13
Woojoo Environment Ind. Co., Ltd.		13	—	—	—	—	—	13
Cheongatti Co., Ltd.		4	—	—	—	—	—	4
Hyungji Esquire Co., Ltd.		21	—	—	—	—	1	22
Kolmar Pharma Co., Ltd.		52	—	—	—	—	—	52
Morado Co., Ltd.		2	—	—	—	—	—	2
Myung Sung Tex Co., Ltd.		2	—	—	—	—	—	2
Kwang Sung Co., Ltd.		—	—	—	—	—	31	31
EverTechno. Co., Ltd.		—	—	—	—	—	148	148
Autowel Co., Ltd.		—	—	—	—	—	14	14
Baekseok Construction Co., Ltd.		—	—	—	—	—	5	5
Woobang Constructon Co., Ltd.		—	—	—	—	—	8	8
Shin Pyung Co., Ltd.		—	—	—	—	—	3	3
JMC Heavy Industries Co., Ltd.		—	—	—	—	—	27	27
Najin Steel Co., Ltd.		—	—	—	—	—	5	5
Kunyang Food Co., Ltd.		—	—	—	—	—	1	1
Sinkwang Industry Co., Ltd.		—	—	—	—	—	5	5
Join Land Co., Ltd.		—	—	—	—	—	1	1
Crystal Co., Ltd.		—	—	—	—	—	2	2
Elephant & Friends Co., Ltd.		—	—	—	—	—	3	3
Mireco Co., Ltd.		—	—	—	—	—	11	11
L&K Industry Co., Ltd.		—	—	—	—	—	24	24
JO Tech Co., Ltd.		—	—	—	—	—	25	25
Samwoo EMC Co., Ltd.		—	—	—	—	—	117	117
Kendae Printing Co., Ltd.		—	—	—	—	—	21	21
Golden Tech Co., Ltd.		—	—	—	—	—	114	114
Dauning Co., Ltd.		—	—	—	—	—	6	6
Korea Trecision Co., Ltd.		—	—	—	—	—	5	5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Buhmwoo Chemical Corp.	~~W~~	—	—	—	—	—	20	20
Ace Track Co., Ltd.		—	—	—	—	—	219	219
Taebok Machinery Co., Ltd.		—	—	—	—	—	11	11
Yooah Industry Co., Ltd.		—	—	—	—	—	13	13
Yoo-A Construction Co., Ltd.		—	—	—	—	—	11	11
Dung Hwan Co., Ltd.		—	—	—	—	—	5	5
Dongjin Metal Co., Ltd.		—	—	—	—	—	27	27
Ultra Construction and Engineering Co., Ltd.		—	—	—	—	—	1	1
Hurim Biocell Co., Ltd.		—	—	—	—	—	5	5
P. J, Trading Co., LTd.		—	—	—	—	—	—	—
Sunjin Power Tech Co., Ltd.		—	—	—	—	—	247	247
Smart Power Co., Ltd.		—	200	—	—	—	—	200
Sunjin Inprecision Co., Ltd.		—	—	—	—	—	169	169
Haseung Industries Co., Ltd.		—	—	—	—	—	28	28
Beer Yeast Korea Inc.		—	—	—	—	—	7	7
Daeryung Corporation		—	—	—	—	—	10	10
Korea Bio Red Ginseng Co., Ltd.		—	—	—	—	—	10	10
ESGI Co., Ltd.		—	—	—	—	—	120	120
Daeyang F.M.S Corporation		—	—	—	—	—	20	20
ENH Co., Ltd.		—	—	—	—	—	55	55
HS Development Co., Ltd.		—	—	—	—	—	54	54
OCO Co., Ltd.		—	—	—	—	—	11	11
B CON Co., Ltd.		—	—	—	—	—	6	6
Doosun Co., Ltd.		—	—	—	—	—	62	62
Areva nc Expansion		170,118	—	—	—	—	(6,671)	163,447
Navanakorn Electric Co., Ltd.		17,951	—	—	—	—	(1,160)	16,791
PT. Kedap Saayq		—	—	—	—	—	—	—
Set Holding		179,585	—	—	—	—	—	179,585
PT. Cirebon Energi Prasarana		635	1,999	—	—	—	(177)	2,457

		387,900	449,484	(1,160)	958	(96)	(6,332)	830,754

	~~W~~	584,479	449,484	(4,558)	40,699	(4,706)	(3,316)	1,062,082

(*1)	The Company recognized gain on disposal of available-for-sale financial assets amounted to ~~W~~1,481 million, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc. and Nexolon Co., Ltd. and from the certain portion sales of IBK-AUCTUS Green Growth Private Equity Firm and Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 during the nine-month period ended September 30, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	~~W~~	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd.		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Cockatoo Coal Limited		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0 (*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund (*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund (*1)		1,804	—	(1,804)	—	—	—	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I (*1)		4,752	—	(3,000)	—	(1,181)	—	571
Troika Overseas Resource Development Private Equity Firm		13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Poonglim Industrial Co., Ltd.	~~W~~	78	—	—	—	—	15	93
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—
KS Remicon Co., Ltd.		—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SHIN-E B&P Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.		—	—	—	—	—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Onggane Food Co., Ltd.	~~W~~	—	—	—	—	—	1	1
Shin-E P&C Co., Ltd.		—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—	—	3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang F.M.S Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13
Woojoo Environment Ind. Co., Ltd.		—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	~~W~~	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~4 million and ~~W~~3,008 million, respectively, from the sales of shares of Fission 3.0, K&C- Gyeongnam Youth Job Creation Investment Fund, Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed

Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	148,749	148,749
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	26	26
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	94	94
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation,	1,229	0.02%		12	13	13
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	48,875	48,875
Energy Fuels Inc.	1,711,814	3.79%		16,819	3,025	3,025
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	29,654	29,654
Fission 3.0	300,000	0.17%		—	17	17
Fission Uranium Corp.	800,000	0.17%		785	419	419

				365,773	231,328	231,328

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,279,159,433	5.00%		4,408	4,408	—
Construction Guarantee (*2)	571	0.02%		601	807	807
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	5,186	1.16%		3,301	3,301	—
Engineering Financial Cooperative	486	0.09%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Korea investment – Investment Pool for Public funds 10	138,462,756,305	13.12%		142,470	142,763	142,763
Samsung investment – Investment Pool for Public funds 2	211,422,748,354	8.26%		213,710	214,156	214,156
Samsung investment – Investment Pool for Public funds 1	53,221,139,215	8.87%		53,220	53,366	53,366
Korea investment – Hanwha KT Mater Lease Private Special Investment Trust (*3)	31,200,000,000	25.83%		31,200	31,271	31,271
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	September 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value

HANKOOK Silicon Co., Ltd.	3,005,208	10.44%	~~W~~	7,513	7,513	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	September 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Daeseong Metal Co., Ltd.	518	2.37%	~~W~~	47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Sunun IT F Co., Ltd.	133	0.52%		8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang F.M.S Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co., Ltd.	29,424	0.73%		148	148	—
Autowel Co., Ltd.	260	0.38%		14	14	—
Baekseok Construction Co., Ltd.	30	0.01%		5	5	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Kunyang Food Co., Ltd.	104	0.03%		1	1	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Samwoo EMC Co., Ltd.	23,465	0.20%		117	117	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Golden Tech Co., Ltd.	1,143	3.25%		114	114	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Buhmwoo Chemical Corp.	392	1.80%		20	20	—
Ace Track Co., Ltd.	3,130	1.08%		219	219	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Dongjin Metal Co., Ltd.	136	0.33%		27	27	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	September 30, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Ultra Construction and Engineering Co., Ltd.	13	0.00%	~~W~~	1	1	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	247	—
Smart Power Co., Ltd.	133,333	5.55%		200	200	—
Sunjin Inprecision Co., Ltd.	3,371	0.20%		169	169	—
Haseung Industries Co., Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co., Ltd.	194	0.09%		10	10	—
ESGI Co., Ltd.	40	0.00%		120	120	—
Daeyang F.M.S Corporation	509	0.33%		20	20	—
ENH Co.,Ltd.	2,190	0.33%		55	55	—
HS Development Co., Ltd.	1,086	0.19%		54	54	—
OCO Co., Ltd.	123	0.37%		11	11	—
B CON Co., Ltd.	96	1.16%		6	6	—
Doosun Co., Ltd.	1,247	0.19%		62	62	—
Areva nc Expansion	1,077,124	13.49%		288,443	163,447	—
Navanakorn Electric Co., Ltd. (*3)	8,885,600	29.00%		16,646	16,791	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	22,420	10.00%		2,634	2,457	—

				1,041,272	830,754	621,948

			~~W~~	1,407,045	1,062,082	853,276

(*1)	Book values of unlisted equity securities held by the Company that a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the nine-month period ended September 30, 2016.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the nine-month period ended September 30, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd.	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee (*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd.	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Hana Civil Engineering Co., Ltd.	23	0.00%	~~W~~	1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd.	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—
FFG DMC Co., Ltd.	12	0.00%		17	17	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Shares	Ownership	Acquisition cost		Book value	Fair value
Daeseong Metal Co., Ltd.	518	2.37%	~~W~~	47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Sunun IT F Co., Ltd.	133	0.52%		8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang F.M.S Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%		21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	170,118	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%		16,646	17,951	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%		635	635	—

				591,980	387,900	180,390

			~~W~~	961,313	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company that a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

10.	Held-to-maturity Investments

Held-to-maturity investments as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Others	Ending balance

Government bonds	~~W~~	3,623	85	(242)	—	3,466

	~~W~~	3,623	85	(242)	—	3,466

Current	~~W~~	380	—	(130)	105	355
Non-current		3,243	85	(112)	(105)	3,111

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Others	Ending balance

Government bonds	~~W~~	3,601	432	(410)	—	3,623
Corporate bonds		13	—	—	(13)	—

	~~W~~	3,614	432	(410)	(13)	3,623

Current	~~W~~	265	—	(186)	301	380
Non-current		3,349	432	(224)	(314)	3,243

11.	Derivatives

(1)	Derivatives as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	441	8,010	1,498	24,896
Currency swap		39,990	50,382	95,759	491,219
Interest rate swap		—	4,552	—	3,778

	~~W~~	40,431	62,944	97,257	519,893

Derivative liabilities
Currency forward	~~W~~	12,644	1,997	1,142	—
Currency swap		63,051	155,240	758	66,976
Interest rate swap		4,186	82,319	8,345	89,289

	~~W~~	79,881	239,556	10,245	156,265

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments as of September 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts
			Pay		Receive		Contract exchange rate

KEB Hana Bank	2014.04.10	2021.07.12		55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
Credit Suisse	2016.09.12	2016.10.11		11,114	USD	10,000	1,111.39
Mizuho Bank	2016.09.28	2016.10.24		5,483	USD	5,000	1,096.69
Mizuho Bank	2016.09.30	2016.10.27		11,033	USD	10,000	1,103.26
Standard Chartered	2016.09.08	2016.10.10		5,468	USD	5,000	1,093.63
Standard Chartered	2016.09.22	2016.10.19		5,515	USD	5,000	1,102.96
Nova Scotia	2016.09.07	2016.10.06		5,467	USD	5,000	1,093.35
Nova Scotia	2016.09.13	2016.10.12		5,558	USD	5,000	1,111.64
Nova Scotia	2016.09.19	2016.10.17		11,219	USD	10,000	1,121.89
Morgan Stanley	2016.09.27	2016.10.21		5,495	USD	5,000	1,098.91
Morgan Stanley	2016.09.29	2016.10.25		10,965	USD	10,000	1,096.47
Mizuho Bank	2016.08.05	2016.11.09		2,223	USD	2,000	1,111.35
Mizuho Bank	2016.08.08	2016.11.09	USD	538		598	1,111.35
Mizuho Bank	2016.08.08	2016.11.09	USD	7		7	1,111.35
Mizuho Bank	2016.08.11	2016.11.09	USD	7		7	1,111.35
Mizuho Bank	2016.08.23	2016.11.09	USD	1,000		1,111	1,111.35
Mizuho Bank	2016.08.26	2016.11.09	USD	116		129	1,111.35
Mizuho Bank	2016.09.01	2016.11.09	USD	339		377	1,111.35
Mizuho Bank	2016.09.12	2016.10.19		1,109	USD	1,000	1,109.20
Mizuho Bank	2016.09.28	2016.10.31		2,191	USD	2,000	1,095.50
Credit Agricole	2016.07.15	2017.01.19		6,797	USD	6,000	1,132.80
Credit Agricole	2016.09.02	2016.10.06		2,236	USD	2,000	1,117.85
Credit Agricole	2016.09.19	2016.10.21		2,237	USD	2,000	1,118.60
Credit Agricole	2016.09.22	2016.10.26		1,103	USD	1,000	1,103.35
Nonghyup Bank	2016.07.15	2017.01.19		1,766	USD	1,559	1,132.45
Nonghyup Bank	2016.09.19	2016.10.21		2,237	USD	2,000	1,118.30
Nonghyup Bank	2016.09.30	2016.11.07		2,201	USD	2,000	1,100.55
BNP Paribas	2016.09.30	2016.10.05		2,199	USD	2,000	1,099.55
Nova Scotia	2016.08.23	2016.10.25		118	USD	105	1,116.70
Nova Scotia	2016.09.01	2016.11.07		1,115	USD	1,000	1,115.25
Nova Scotia	2016.09.20	2016.10.24		1,118	USD	1,000	1,117.60
Nova Scotia	2016.09.23	2016.10.27		1,102	USD	1,000	1,102.15
Nova Scotia	2016.09.28	2016.10.31		2,191	USD	2,000	1,095.60
Standard Chartered	2016.09.21	2016.10.24		4,459	USD	4,000	1,114.70
Standard Chartered	2016.09.27	2016.10.31		2,208	USD	2,000	1,104.10
Societe Generale	2016.09.27	2016.10.31		3,312	USD	3,000	1,104.02
HSBC	2016.08.26	2016.10.31		2,229	USD	2,000	1,114.50
HSBC	2016.08.31	2016.11.02		2,232	USD	2,000	1,115.75
HSBC	2016.09.05	2016.10.07		2,212	USD	2,000	1,106.05
HSBC	2016.09.23	2016.11.02	USD	1,000		1,116	1,115.75
HSBC	2016.09.27	2016.10.31		3,298	USD	3,000	1,099.32
Citibank	2016.09.06	2016.10.11		3,314	USD	3,000	1,104.77
BTMU	2016.09.05	2016.10.05		3,326	USD	3,000	1,108.60
BTMU	2016.09.12	2016.10.19		3,332	USD	3,000	1,110.50
BTMU	2016.09.21	2016.10.24		1,115	USD	1,000	1,115.10
BTMU	2016.09.21	2016.10.24		3,334	USD	3,000	1,111.37
BTMU	2016.09.27	2016.10.31		2,192	USD	2,000	1,095.80
Mizuho Bank	2016.09.27	2016.10.06		5,730	USD	5,200	1,102.00
Standard Chartered	2016.09.27	2016.10.10		8,827	USD	8,000	1,103.35
Standard Chartered	2016.09.30	2016.10.06		8,267	USD	7,500	1,102.33
Standard Chartered	2016.09.30	2016.10.10		5,505	USD	5,000	1,101.00
Standard Chartered	2016.08.26	2017.08.09		4,448	USD	4,000	1,111.90
Standard Chartered	2016.08.26	2017.08.09		4,119	USD	3,700	1,113.30
Standard Chartered	2016.09.07	2017.09.06		5,446	USD	5,000	1,089.25

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of September 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
			Contract amounts
Counterparty	Contract Date	Maturity date	Pay	Receive		Contract exchange rate

KEB Hana Bank	2016.08.26	2017.02.16	4,812	EUR	3,800	1,266.30
KEB Hana Bank	2016.08.26	2017.08.09	1,280	CNY	7,800	164.13
KEB Hana Bank	2016.09.07	2017.09.06	3,121	EUR	2,500	1,248.20
KEB Hana Bank	2016.09.07	2017.09.06	834	CNY	5,200	160.48
Nova Scotia	2016.09.07	2017.03.13	1,089	USD	1,000	1,089.25
Woori Bank	2016.09.07	2017.09.11	5,458	USD	5,000	1,091.50
Credit Agricole	2016.09.07	2017.09.11	1,708	USD	1,565	1,091.50
Societe Generale	2016.09.07	2017.09.11	5,460	USD	5,000	1,092.00
Standard Chartered	2016.09.07	2017.09.11	2,705	USD	2,477	1,092.10
Kookmin Bank	2016.09.07	2017.04.07	1,981	USD	1,814	1,092.15
BNP Paribas	2016.08.16	2017.08.16	1,298	USD	1,187	1,093.40
Nova Scotia	2016.09.28	2017.04.04	1,093	USD	1,000	1,093.40
Nova Scotia	2016.09.28	2017.03.31	2,190	USD	2,000	1,095.10
Societe Generale	2016.09.09	2017.09.13	5,485	USD	5,000	1,097.00
BNP Paribas	2016.09.09	2017.09.07	5,489	USD	5,000	1,097.70
Nomura	2016.09.27	2017.09.29	5,490	USD	5,000	1,097.90
Societe Generale	2016.09.27	2017.09.29	5,491	USD	5,000	1,098.10
Standard Chartered	2016.09.27	2017.09.29	5,491	USD	5,000	1,098.10
Citibank	2016.09.27	2017.09.29	5,492	USD	5,000	1,098.30
BNP Paribas	2016.09.27	2017.09.27	5,495	USD	5,000	1,098.90
Nova Scotia	2016.09.27	2017.03.29	2,487	USD	2,263	1,098.96
Societe Generale	2016.09.23	2017.09.27	250	USD	227	1,103.10
Nova Scotia	2016.08.09	2017.02.13	674	USD	611	1,103.20
BNP Paribas	2016.09.23	2017.09.21	4,089	USD	3,705	1,103.70
Nova Scotia	2016.07.29	2017.02.02	1,115	USD	1,000	1,114.60
Societe Generale	2016.09.02	2017.09.06	5,577	USD	5,000	1,115.30
Nova Scotia	2016.07.29	2017.02.02	574	USD	515	1,115.60
Nomura	2016.07.14	2017.01.18	5,714	USD	5,000	1,142.80
JP Morgan	2016.07.14	2017.01.18	5,715	USD	5,000	1,143.00
Nova Scotia	2016.07.14	2017.01.18	3,431	USD	3,000	1,143.60
Nova Scotia	2016.06.24	2016.12.28	3,432	USD	3,000	1,143.90
Woori Bank	2016.07.14	2017.01.17	3,432	USD	3,000	1,143.90
Nova Scotia	2016.07.14	2017.01.18	3,434	USD	3,000	1,144.60
BNP Paribas	2016.07.14	2017.01.18	5,723	USD	5,000	1,144.60
Credit Suisse	2016.07.14	2017.01.18	3,440	USD	3,000	1,146.60
Societe Generale	2016.07.11	2017.01.13	3,874	USD	3,373	1,148.50
Nova Scotia	2016.06.22	2016.12.27	2,291	USD	1,992	1,149.80
Standard Chartered	2016.06.08	2016.12.08	1,559	USD	1,348	1,156.70
BNP Paribas	2016.06.30	2017.01.05	5,786	USD	5,000	1,157.10
Woori Bank	2016.06.08	2016.12.12	3,472	USD	3,000	1,157.40
BNP Paribas	2016.06.09	2016.12.13	1,903	USD	1,643	1,158.00
Citibank	2016.06.09	2016.12.13	5,792	USD	5,000	1,158.30
Societe Generale	2016.06.09	2016.12.13	5,770	USD	4,981	1,158.40
Credit Agricole	2016.06.09	2016.12.13	5,793	USD	5,000	1,158.60
Societe Generale	2016.06.20	2016.12.22	3,730	USD	3,203	1,164.40
Nova Scotia	2016.06.20	2016.12.22	11,647	USD	10,000	1,164.74
Nova Scotia	2016.06.20	2016.12.22	9,288	USD	7,959	1,166.95
Societe Generale	2016.06.17	2016.12.21	2,359	USD	2,015	1,170.60
BNP Paribas	2016.06.17	2016.12.19	6,711	USD	5,732	1,170.80
Nova Scotia	2016.06.24	2016.12.29	1,260	USD	1,076	1,171.50
Standard Chartered	2016.06.28	2016.12.29	1,662	USD	1,418	1,172.60
Nova Scotia	2016.06.28	2016.12.29	2,346	USD	2,000	1,173.20
Nova Scotia	2016.06.28	2016.12.29	2,347	USD	2,000	1,173.50
Standard Chartered	2016.06.28	2016.12.29	2,347	USD	2,000	1,173.55
Woori Bank	2016.06.28	2016.12.30	2,348	USD	2,000	1,173.90
Nova Scotia	2016.06.28	2016.12.29	2,348	USD	2,000	1,174.20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of September 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

Woori Bank	2016.06.28	2016.12.30		2,350	USD	2,000	1,174.90
Nova Scotia	2016.06.28	2016.12.29		2,350	USD	2,000	1,175.20
Standard Chartered	2016.05.25	2016.11.30		6,509	USD	5,500	1,183.50
Citibank	2016.05.25	2016.11.28		2,626	USD	2,218	1,183.65
Credit Agricole	2016.05.26	2016.11.30		2,959	USD	2,500	1,183.70
Nova Scotia	2016.05.25	2016.11.28		2,370	USD	2,000	1,185.10
Nova Scotia	2016.05.23	2016.11.25		2,371	USD	2,000	1,185.40
Nomura	2016.05.25	2016.11.28		2,371	USD	2,000	1,185.50
BNP Paribas	2016.05.25	2016.11.28		4,742	USD	4,000	1,185.60
Nomura	2016.05.25	2016.11.28		2,371	USD	2,000	1,185.70
Nova Scotia	2016.05.25	2016.11.28		2,372	USD	2,000	1,186.10
Credit Agricole	2016.05.23	2016.11.23		3,037	USD	2,561	1,186.20
Nova Scotia	2016.05.23	2016.11.25		2,373	USD	2,000	1,186.40
Citibank	2016.06.03	2016.12.08		5,935	USD	5,000	1,186.90
Standard Chartered	2016.06.03	2016.12.08		5,938	USD	5,000	1,187.60
Nova Scotia	2016.06.02	2016.12.07		886	USD	745	1,188.50
KEB Hana Bank	2015.08.26	2017.07.31	JPY	630,000		6,377	10.12
BNP Paribas	2015.02.12	2016.10.11	IDR	26,862,636	USD	1,986	13,525.00
BNP Paribas	2015.02.12	2016.11.10	IDR	26,074,490	USD	1,928	13,525.00
BNP Paribas	2015.02.12	2016.12.12	IDR	13,135,763	USD	971	13,525.00
BNP Paribas	2015.02.12	2017.01.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.02.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.03.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.04.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.05.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.06.12	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.07.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.08.10	IDR	2,889,868	USD	214	13,525.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedge instruments as of September 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay	Receive		Pay	Receive

Deutsche Bank	2013~2018	110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018	111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018	103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019	118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019	114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029	102,470	USD	100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017	51,215	USD	50,000	2.24%	3M Libor+0.55%	1,024.30
Mizuho Bank	2014~2017	153,645	USD	150,000	2.35%	3M Libor+0.65%	1,024.30
Societe Generale	2014~2024	105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024	107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024	94,219	USD	86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022	111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022	111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022	111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022	55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018	108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018	107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018	107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018	107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018	107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018	107,450	USD	100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017	102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017	102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
RBS	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025	111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025	111,190	USD	100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025	55,595	USD	50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025	55,595	USD	50,000	2.62%	3.25%	1,111.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of September 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay	Receive

Standard Chartered	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
JP Morgan	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
Barclays Bank PLC	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of September 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
		Contract amount		Contract interest rate
Counterparty	Contract year	Pay	Receive	Pay	Receive	Contract exchange rate

KEB Hana Bank	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020	55,340	USD 50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of September 30, 2016 are as follows:

In millions of won and thousands of foreign currencies				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive

Standard Chartered	2012~2016		200,000	3.55%	3M CD+0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD+0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD+0.31%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT+0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD-0.03%	4.65%
Export-Import Bank of Korea	2015~2031	USD	8,826	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments as of September 30, 2016 are as follows:

In thousands of U.S. dollars				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive

BNP Paribas	2009~2027	USD	99,920	4.16%	6M USD Libor
KFW	2009~2027	USD	99,920	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2015~2033	USD	101,367	3.98%~4.10%	6M USD Libor
SMBC	2015~2033	USD	132,557	4.05%~4.18%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2016 and 2015 are as follows and included in finance income and costs in the consolidated statements of comprehensive income:

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2016			September 30, 2015		September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

Currency forward	~~W~~	(28,248)	(29,173)	(17,928)	20,858	(8,167)	(7,830)	12,538	8,700	—	—	—	—
Currency swap		(545,822)	(547,960)	627,922	807,780	(17,453)	(67,294)	47,535	45,121	(5,271)	47,806	19,972	(3,419)
Interest rate swap		2,203	5,706	981	(768)	2,450	4,207	(683)	(101)	—	(17)	6,593	(1,327)

	~~W~~	(571,867)	(571,427)	610,975	827,870	(23,170)	(70,917)	59,390	53,720	(5,271)	47,789	26,565	(4,746)

(*)	As of September 30, 2016, the net gain on valuation of derivatives using cash flow hedge accounting of ~~W~~27,450 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Loans and receivables	~~W~~	199,993	682,528	106,013	678,126
Allowance for doubtful accounts		—	(4,111)	—	—
Present value discount		(1,008)	(44,248)	(859)	(48,223)
Long-term/short-term financial instruments		3,000,686	402,574	5,132,829	758,037

	~~W~~	3,199,671	1,036,743	5,237,983	1,387,940

(2)	Loans and receivables as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Face value		Allowance for doubtful accounts	Present value discount	Book value

Short-term loans and receivables
Loans for tuition	~~W~~	29,317	—	(1,008)	28,309
Loans for housing		12,022	—	—	12,022
Fisheries loan		3,376	—	—	3,376
Other loans		155,278	—	—	155,278

		199,993	—	(1,008)	198,985

Long-term loans and receivables
Loans for tuition		414,629	—	(44,050)	370,579
Loans for housing		127,100	—	—	127,100
Loans for related parties		82,576	(4,111)	—	78,465
Fisheries loan		1,312	—	(198)	1,114
Other loans		56,911	—	—	56,911

		682,528	(4,111)	(44,248)	634,169

	~~W~~	882,521	(4,111)	(45,256)	833,154

In millions of won	December 31, 2015
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	29,209	(859)	28,350
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,602	—	59,602

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	~~W~~	784,139	(49,082)	735,057

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of Loans and receivables for the nine-month period ended September 30, 2016 are as follows:

In millions of won	September 30, 2016
Beginning balance	~~W~~	—
Bad debt expense		4,356
Other		(245)

Ending balance	~~W~~	4,111

(4)	Long-term and short-term financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Time deposits	~~W~~	1,618,174	30,000	2,131,089	3
ABCP		1,139,000	215,277	2,598,791	5,000
CP		241,617	—	48,350	—
CD		197	—	163,649	—
RP		—	6,984	—	652,700
Others		1,698	150,313	190,950	100,334

	~~W~~	3,000,686	402,574	5,132,829	758,037

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

13.	Inventories

Inventories as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	2,980,936	(1,238)	2,979,698
Merchandise		388	—	388
Work-in-progress		120,994	—	120,994
Finished goods		58,197	—	58,197
Supplies		1,193,980	(3,909)	1,190,071
Inventories in transit		428,141	—	428,141
Other inventories		9,283	—	9,283

	~~W~~	4,791,919	(5,147)	4,786,772

In millions of won	December 31, 2015
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	~~W~~	4,952,079	(5,666)	4,946,413

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales was ~~W~~2,380 million for the nine-month period ended September 30, 2016. The allowance for loss on inventory valuation due to decreases in the net realizable value of inventory added to cost of sales was ~~W~~533 million for the year ended December 31, 2015. The amounts of loss from inventory valuation included in other gains or losses were ~~W~~1,861 million for the nine-month period ended September 30, 2016 and ~~W~~1,318 million for the year ended December 31, 2015, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of September 30, 2016 and December 31, 2015 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	September 30, 2016			December 31, 2015
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	~~W~~	95,531	11,927	98,488	12,098
1 ~ 5 years		383,020	195,723	407,426	203,699
More than 5 years		1,498,560	677,260	1,689,281	738,011

	~~W~~	1,977,111	884,910	2,195,195	953,808

(3)	There are no impaired finance lease receivables as of September 30, 2016 and December 31, 2015.

15.	Non-Financial Assets

Non-financial assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Advance payment	~~W~~	136,332	67,300	102,842	25,172
Prepaid expenses		211,450	80,359	159,378	85,105
Others (*)		145,451	23,136	135,730	20,956

	~~W~~	493,233	170,795	397,950	131,233

(*)	Details of others as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Tax refund receivables	~~W~~	17,124	2,486	39,158	2,658
Others		128,327	20,650	96,572	18,298

	~~W~~	145,451	23,136	135,730	20,956

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2016 and December 31, 2015 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2016	December 31, 2015

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	52.48%	52.48%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Resources development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2016 and December 31, 2015 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	September 30, 2016	December 31, 2015

EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	52.48%	52.48%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
Global One Carbon Private Equity Investment Trust 2	Holding company	KOREA	96.67%	—
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	—
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	—
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	—
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value (“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of September 30, 2016.
(*5)	The Company guarantees a certain return on investment related to Commerce & Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	There is no subsidiary excluded from consolidation for the nine-month period ended September 30, 2016 and subsidiaries newly included in consolidation for the nine-month period ended September 30, 2016 are as follows:

<Subsidiaries included in consolidation for the nine-month periods ended September 30, 2016>

Subsidiary	Reason

Global One Carbon Private Equity Investment Trust 2	Newly Established
Chitose Solar Power Plant LLC	Newly Established
KEPCO Energy Solution Co. Ltd.	Newly Established
Solar School Plant Co., Ltd.	Newly Established
KOSPO Power Services Limitada	Newly Established

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
September 30, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,516,123	27,489,481	8,248,412	2,065,898
Korea South-East Power Co., Ltd.		9,174,651	4,310,486	3,676,684	504,293
Korea Midland Power Co., Ltd.		8,528,597	5,088,285	2,712,725	268,158
Korea Western Power Co., Ltd.		9,364,559	5,551,759	2,973,064	353,799
Korea Southern Power Co., Ltd.		9,331,482	5,383,545	2,967,541	289,467
Korea East-West Power Co., Ltd.		8,784,608	4,408,667	3,071,134	448,540
KEPCO Engineering & Construction Company, Inc.		845,602	412,891	348,167	31,254
KEPCO Plant Service & Engineering Co., Ltd.		1,064,431	291,663	846,448	85,400
KEPCO Nuclear Fuel Co., Ltd.		714,147	355,395	235,558	28,174
KEPCO KDN Co., Ltd.		443,300	162,344	338,981	14,950
Garolim Tidal Power Plant Co., Ltd.		635	348	—	(22)
KEPCO International HongKong Ltd.		156,055	1	—	3,506
KEPCO International Philippines Inc.		102,466	476	—	34,264
KEPCO Gansu International Ltd.		16,264	505	—	(18)
KEPCO Philippines Holdings Inc.		112,657	4	—	9,596
KEPCO Philippines Corporation		12,817	69	—	255
KEPCO Ilijan Corporation		538,497	49,541	88,498	46,162
KEPCO Lebanon SARL		657	9,502	—	(52)
KEPCO Neimenggu International Ltd.		169,953	326	—	7,427
KEPCO Shanxi International Ltd.		521,172	210,829	—	8,238
KOMIPO Global Pte Ltd.		207,447	889	—	34,782
KEPCO Canada Energy Ltd.		49,428	123	—	(6,879)
KEPCO Netherlands B.V.		116,299	91	—	342
KOREA Imouraren Uranium Investment Corp.		217,228	201	—	1,668
KEPCO Australia Pty., Ltd.		505,617	3,447	3,604	1,815
KOSEP Australia Pty., Ltd.		18,620	500	3,402	2,036
KOMIPO Australia Pty., Ltd.		18,735	10	3,402	1,912
KOWEPO Australia Pty., Ltd.		19,246	10	3,402	2,292
KOSPO Australia Pty., Ltd.		19,317	10	3,402	2,313
KEPCO Middle East Holding Company		140,752	146,879	—	(3,340)
Qatrana Electric Power Company		506,457	388,077	14,216	17,771
KHNP Canada Energy, Ltd.		29,032	33	—	(30)
KEPCO Bylong Australia Pty., Ltd.		203,356	244,779	—	10,974
Korea Waterbury Uranium Limited Partnership		17,205	149	—	(44)
KEPCO Canada Uranium Investment Limited Partnership		31,867	117	—	(6,849)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
September 30, 2016
Subsidiaries	Total Assets		Total liabilities	Sales	Profit (loss) for the period

Korea Electric Power Nigeria Ltd.	~~W~~	851	249	10,536	595
KEPCO Holdings de Mexico		904	23	—	244
KST Electric Power Company		558,421	512,576	73,870	10,777
KEPCO Energy Service Company		1,779	345	4,435	1,129
KEPCO Netherlands S3 B.V.		52,497	20	—	372
PT. KOMIPO Pembangkitan Jawa Bali		19,305	5,769	16,865	8,762
PT. Cirebon Power Service		3,333	1,083	5,435	544
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,222	1,136	5,064	589
EWP Philippines Corporation		1,840	888	—	(29)
EWP America Inc. (*)		99,598	72,826	27,870	(3,949)
KNF Canada Energy Limited		1,830	26	—	(34)
PT KEPCO Resource Indonesia		937	16	—	(226)
EWP Barbados 1 SRL		243,441	185	1,657	(214)
Gyeonggi Green Energy Co., Ltd.		295,095	223,364	73,123	10,870
PT. Tanggamus Electric Power		135,216	119,665	29,878	1,968
Gyeongju Wind Power Co., Ltd.		60,261	25,496	4,810	956
KOMIPO America Inc.		11,051	2,206	—	(1,538)
KOSEP USA, INC.		31,728	8,217	3,809	(10,614)
PT. EWP Indonesia		2,118	42	—	1,266
KEPCO Netherlands J3 B.V.		113,554	43	—	(61)
Korea Offshore Wind Power Co., Ltd.		38,198	68	—	(2,609)
Global One Pioneer B.V.		46	15	—	(38)
Global Energy Pioneer B.V.		48	15	—	(38)
Mira Power Limited		159,560	119,065	—	(655)
KOSEP Material Co., Ltd.		23,520	23,251	1,517	(1,485)
Commerce and Industry Energy Co., Ltd.		97,728	86,263	20,468	(1,349)
KEPCO Singapore Holdings Pte., Ltd.		2,168	—	—	(18)
KOWEPO India Private Limited		848	10	—	—
KEPCO KPS Philippines Corp.		7,939	2,377	9,446	1,368
KOSPO Chile SpA		9	4,342	—	208
PT. KOWEPO Sumsel Operation and Maintenance Services		1,449	179	4,559	497
HeeMang Sunlight Power Co., Ltd.		7,122	3,357	7	(253)
Fujeij Wind Power Company		787	4	—	(454)
KOSPO Youngnam Power Co., Ltd.		281,441	202,377	—	(555)
Global One Carbon Private Equity Investment Trust 2		2,999	—	—	6
Chitose Solar Power Plant LLC		52,056	39,908	—	(90)
KEPCO Energy Solution Co. Ltd.		300,685	19	—	666
Solar School Plant Co., Ltd.		200,619	55	—	564
KOSPO Power Services Limitada		4,261	570	6,201	3,796

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047
KEPCO Plant Service & Engineering Co., Ltd.		1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy, Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)
Korea Electric Power Nigeria Ltd.		1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc. (*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)
PT KEPCO Resource Indonesia		1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc.		13,487	2,480	—	218
KOSEP USA, INC.		40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

KEPCO Netherlands J3 B.V.	~~W~~	121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)
Global One Pioneer B.V.		40	20	—	(48)
Global Energy Pioneer B.V.		42	20	—	(48)
Mira Power Limited		110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.		29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.		99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.		1,817	—	—	(9)
KOWEPO India Private Limited		911	10	—	(105)
KEPCO KPS Philippines Corp.		5,688	953	14,278	1,677
KOSPO Chile SpA		133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services		2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.		4,711	—	—	(9)
Fujeij Wind Power Company		83	—	—	—
KOSPO Youngnam Power Co.,Ltd.		82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions

Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
September 30, 2016
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	47.52%	33.37%
Current assets	~~W~~	157,838	557,664	320,809	820,714	1,857,025
Non-current assets		380,659	506,767	524,793	2,127,287	3,539,506
Current liabilities		(14,732)	(185,630)	(314,489)	(292,309)	(807,160)
Non-current liabilities		(34,809)	(106,033)	(98,402)	(1,813,412)	(2,052,656)
Net assets		488,956	772,768	432,711	842,280	2,536,715
Book value of non-controlling interest		239,588	367,219	144,396	675,308	1,426,511
Sales		88,498	846,448	348,167	495,944	1,779,057
Profit for the period		46,162	85,400	31,254	80,778	243,594
Profit for the period attributable to non-controlling interest		22,620	40,582	10,430	19,958	93,590
Cash flows from operating activities		75,648	100,859	35,006	74,105	285,618
Cash flows from investing activities		(52)	110,524	(8,766)	(237,172)	(135,466)
Cash flows from financing activities before dividends to non-controlling interest		(34,652)	(39,911)	(8,717)	381,650	298,370
Dividends to non-controlling interest		(33,883)	(36,139)	(2,539)	(14,461)	(87,022)
Effect of exchange rate fluctuation		(4,442)	(671)	(989)	(13,004)	(19,106)
Net increase of cash and cash equivalents		2,619	134,662	13,995	191,118	342,394

In millions of won
December 31, 2015
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	47.52%	33.37%
Current assets	~~W~~	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015.

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC during the year ended December 31, 2015.

(i)	The fair value of sales price as of December 31, 2015 is as follows:

In millions of won	December 31, 2015

Consideration received in cash	~~W~~	10,664
Fair value of remaining shares after disposal		13,860

Total	~~W~~	24,524

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the year ended December 31, 2015 is as follows:

In millions of won	December 31, 2015

Current assets
Cash and cash equivalents	~~W~~	10,071
Current financial assets, net		1,077
Non-current assets
Property, plant and equipment, net		2,460
Other		2,893
Current liabilities
Current non-financial liabilities		(7)

	~~W~~	16,494

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the year ended December 31, 2015 is as follows:

In millions of won	December 31, 2015

Fair value of sale price	~~W~~	24,524
Net assets disposed		(16,494)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income (*1)		346

Gain from disposals of subsidiaries (*2)	~~W~~	8,376

(*1)	This represents the amount subsequently reclassified from other comprehensive income to profit for the period when the Company lost its control of the subsidiaries.
(*2)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income.

(iv)	Net cashflow from sales of subsidiaries for the year ended December 31, 2015 is as follows:

In millions of won	December 31, 2015

Consideration received in cash	~~W~~	10,664
Less: cash held by disposed subsidiaries		(10,071)

Net cash flow	~~W~~	593

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
September 30, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	49.90%	~~W~~	79,540	87,562
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,088,832
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	22,036
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	36,943
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	13,784
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,643
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	114,807
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	224,457
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	223
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		30,118	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,553
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		3,420	3,087
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,441
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	31,059
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	64
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,718
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,088
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,720
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	639,871
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	85,019
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	19,220
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	502,604
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,888
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	48,455
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		42,917	35,478
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	100
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,065
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,840
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.45%		2,900	2,644
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,658
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	184
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.36%		17,900	8,745
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	42,254
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	647
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,342
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,103
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,537
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,725
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,880	736
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,591
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,826
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	837
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,147
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,068
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	202
Tamra Offshore Wind Power Co., Ltd	Power generation	KOREA	27.00%		8,910	7,407
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	97.98%		48,500	48,071

					2,189,159	4,345,281

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
September 30, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%	~~W~~	11,355	8,413
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	26,267
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		50,017	5,966
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	702
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	19,905
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,107
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,812
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,758
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	220,674
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,771
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	152,995
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	9,967
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	73,185
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,703
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,292
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	7,570
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,794
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,150
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	618
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,280
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,106
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	129,600
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.) (*7)	R&D	KOREA	51.00%		5,629	3,993
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,249	53,524
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	4,198
Nepal Water & Energy Development Company Private Limited (*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,168
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,861
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,563
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,607	227
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,854
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	551
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	435
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	71

					1,333,819	1,281,080

				~~W~~	3,522,978	5,626,361

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of September 30, 2016, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	~~W~~	76,193	80,267
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	19,490
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		30,118	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	525,066
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	130,908
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		32,717	31,863
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,746
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	2.90%		2,900	2,670
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	3.72%		2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	10,960
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	55,667
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	618
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,350
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	702
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,512
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

					2,116,897	4,405,668

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%		11,355	8,549
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,474
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,100
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	49.00%		12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.) (*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		51,149	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,926
Nepal Water & Energy Development Company Private Limited (*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	—

					1,317,983	1,287,862

				~~W~~	3,434,880	5,693,530

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2016 and December 31, 2015 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
Investees	September 30, 2016		December 31, 2015

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	52,564	46,514
Korea Gas Corporation		835,380	696,465
YTN Co., Ltd.		26,820	26,235
SPC Power Corporation		57,691	65,552
PT. Bayan Resources TBK		383,067	446,250

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won
September 30, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	80,267	3,347	—	—	3,948	—	—	87,562
Korea Gas Corporation		2,102,813	—	—	(3,213)	22,524	(24,900)	(8,392)	2,088,832
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	5,037	—	(397)	22,036
YTN Co., Ltd.		38,365	—	—	—	(1,739)	224	93	36,943
Cheongna Energy Co., Ltd.		19,490	—	—	—	(5,706)	—	—	13,784
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	889	—	—	12,643
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	10,031	—	—	114,807
Korea Power Exchange		208,735	—	—	—	15,722	—	—	224,457
AMEC Partners Korea Ltd.		230	—	—	—	(7)	—	—	223
Hyundai Energy Co., Ltd.		6,990	—	—	—	(6,990)	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(403)	—	—	4,553
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,587	570	—	—	(70)	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	39	—	—	3,441
Daeryun Power Co., Ltd.		36,156	—	—	—	(5,097)	—	—	31,059
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	(13)	—	—	64
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	765	—	—	6,718
KNH Solar Co., Ltd.		1,924	—	—	—	159	5	—	2,088
SPC Power Corporation		58,033	—	—	(3,350)	5,453	(2,784)	368	57,720
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	23,012	(95,061)	—	639,871
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,667	(378)	(5,602)	85,019
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,316)	759	557	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(918)	706	212	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	1,570	—	(1,313)	19,220
PT. Bayan Resources TBK		525,066	—	—	—	(20,929)	(1,533)	—	502,604
S-Power Co., Ltd.		130,908	—	—	—	(7,020)	—	—	123,888
Pioneer Gas Power Limited		51,187	—	—	—	(841)	(1,891)	—	48,455
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	10,200	—	—	(3,461)	(3,124)	—	35,478
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	100	—	—	100
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(412)	—	(158)	1,065
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(906)	—	—	25,840
Goseong Green Energy Co., Ltd.		2,670	—	—	—	53	—	(79)	2,644
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	68	—	(98)	2,658
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(8)	—	3	184
DS POWER Co., Ltd.		10,960	—	—	—	(2,184)	—	(31)	8,745
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(13,413)	—	—	42,254
KS Solar Co., Ltd.		618	—	—	—	29	—	—	647
Yeongwol Energy Station Co., Ltd.		1,290	—	—	—	52	—	—	1,342

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
September 30, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Jinbhuvish Power Generation Pvt. Ltd.	~~W~~	8,350	—	—	—	(49)	(198)	—	8,103
SE Green Energy Co., Ltd.		3,575	—	—	—	(38)	—	—	3,537
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	249	—	1	1,725
Jeongam Wind Power Co., Ltd.		702	200	—	—	(166)	—	—	736
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	786	—	—	2,591
Busan Green Energy Co., Ltd.		14,512	—	—	—	(686)	—	—	13,826
Jungbu Bio Energy Co., Ltd.		904	—	—	—	(67)	—	—	837
Korea Electric Vehicle Charging Service		1,446	—	—	—	(299)	—	—	1,147
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(349)	—	—	7,068
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(87)	—	—	202
Tamra Offshore Wind Power Co., Ltd		—	8,910	—	—	(1,503)	—	—	7,407
Korea Electric Power Corporation Fund		—	48,500	—	—	(429)	—	—	48,071

		4,405,668	73,067	(887)	(36,539)	47,009	(128,244)	(14,793)	4,345,281

<Joint ventures>
KEPCO-Uhde Inc.		8,549	—	—	—	(136)	—	—	8,413
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	940	(2,313)	—	26,267
Shuweihat Asia Power Investment B.V.		20,474	—	(10,174)	—	6,036	(10,370)	—	5,966
Shuweihat Asia Operation & Maintenance Company		486	—	—	—	262	(46)	—	702
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	(271)	(123)	19,905
ASM-BG Investicii AD		20,203	—	—	—	1,788	(884)	—	21,107
RES Technology AD		13,789	—	—	—	594	(571)	—	13,812
KV Holdings, Inc.		2,010	—	—	(302)	222	(172)	—	1,758
KEPCO SPC Power Corporation		208,524	—	—	(5,955)	40,353	(22,222)	(26)	220,674
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(2,180)	(1,156)	—	12,771
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	2,582	(13,427)	—	152,995
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	695	(868)	—	9,967
Rabigh Electricity Company		59,368	—	—	—	12,914	1,957	(1,054)	73,185
Rabigh Operation & Maintenance Company		3,586	—	—	—	547	(430)	—	3,703
Jamaica Public Service Company Limited		241,918	—	—	—	—	(15,626)	—	226,292
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	4,782	—	(6)	7,570
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	301	—	—	3,794
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	737	—	34	201,150
Global Trade Of Power System Co., Ltd.		426	—	—	—	192	—	—	618
Expressway Solar-light Power Generation Co., Ltd.		2,100	—	—	—	180	—	—	2,280
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(258)	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(246)	—	—	3,106
Amman Asia Electric Power Company		137,668	—	—	—	13,351	(21,425)	6	129,600
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,501	—	—	—	(512)	—	4	3,993
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(423)	(26)	592	53,524
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	376	—	—	4,198
Nepal Water & Energy Development Company Private Limited		17,765	—	—	—	466	(1,063)	—	17,168
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(852)	(95)	—	50,861
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	(111)	—	6	2,563
Nghi Son 2 Power Ltd.		269	535	—	—	(549)	(28)	—	227

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
September 30, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Kelar S.A	~~W~~	—	—	—	—	—	30	(30)	—
PT. Tanjung Power Indonesia		617	—	—	—	1,353	(116)	—	1,854
Incheon New Power Co., Ltd.		514	—	—	—	29	4	4	551
Seokmun Energy Co., Ltd.		—	—	—	—	(358)	793	—	435
Daehan Wind Power PSC		—	285	—	—	(204)	(10)	—	71

		1,287,862	26,010	(10,174)	(16,561)	82,871	(88,335)	(593)	1,281,080

	~~W~~	5,693,530	99,077	(11,061)	(53,100)	129,880	(216,579)	(15,386)	5,626,361

In millions of won
December 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd. (*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		2,706	—	—	—	(119)	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Pioneer Gas Power Limited	~~W~~	50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Materials Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd. (*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Co., Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904
Korea Electric Vehicle Charging Service		—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

GS Donghae Electric Power Co., Ltd.	~~W~~	201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS I LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS II LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Eco Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Private Limited		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269
Kelar S.A		3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	~~W~~	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ include ~~W~~15,204 million of assets held-for-sale (note 41).
(*2)	‘Others’ include ~~W~~41,170 million of assets held-for-sale (note 41).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows:

In millions of won
September 30, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	628,391	453,204	187,241	7,566
Korea Gas Corporation		39,759,011	29,764,983	14,929,566	107,098
Korea Electric Power Industrial Development Co., Ltd.		164,493	88,507	221,092	19,068
YTN Co., Ltd.		295,341	122,776	86,463	(4,991)
Cheongna Energy Co., Ltd.		416,342	390,498	32,777	(12,909)
Gangwon Wind Power Co., Ltd.		104,678	20,720	16,706	5,594
Hyundai Green Power Co., Ltd.		1,157,324	761,437	353,455	34,636
Korea Power Exchange		252,768	28,341	75,734	14,961
AMEC Partners Korea Ltd.		1,214	39	78	(33)
Hyundai Energy Co., Ltd.		498,068	484,747	41,198	(39,249)
Ecollite Co., Ltd.		2,189	340	—	(76)
Taebaek Wind Power Co., Ltd.		42,800	24,587	3,858	(3,584)
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,353	3	—	(279)
Pyeongchang Wind Power Co., Ltd.		75,607	61,844	2,504	186
Daeryun Power Co., Ltd.		792,669	638,224	177,110	(26,203)
JinanJangsu Wind Power Co., Ltd.		255	—	—	(52)
Changjuk Wind Power Co., Ltd.		37,182	14,790	3,787	650
KNH Solar Co., Ltd.		26,428	18,693	3,208	693
SPC Power Corporation		200,040	48,144	56,986	35,945
Gemeng International Energy Co., Ltd.		5,459,254	3,567,589	952,274	55,023
PT. Cirebon Electric Power		900,599	591,438	222,415	115,215
KNOC Nigerian East Oil Co., Ltd.		247,523	324,655	—	(6,845)
KNOC Nigerian West Oil Co., Ltd.		150,671	221,357	—	(6,188)
PT Wampu Electric Power		191,926	150,143	3,564	3,378
PT. Bayan Resources TBK		865,591	784,256	432,366	(9,336)
S-Power Co., Ltd.		868,871	612,017	325,229	(14,860)
Pioneer Gas Power Limited		306,598	243,500	—	(1,923)
Eurasia Energy Holdings		561	1,000	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		636,697	465,814	—	(13,858)
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		10,302	9,591	2,402	(596)
PT. Mutiara Jawa		25,503	30,892	3,945	(544)
Samcheok Eco Materials Co., Ltd.		20,914	20	—	(1,513)
Noeul Green Energy Co., Ltd.		107,650	103,978	—	(1,679)
Naepo Green Energy Co., Ltd.		105,226	1,866	3,385	(3,623)
Goseong Green Energy Co., Ltd.		191,396	3,599	—	(3,778)
Gangneung Eco Power Co., Ltd.		172,499	1,412	—	(2,710)
Shin Pyeongtaek Power Co., Ltd.		43,667	48,529	—	(1,797)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,970	2,321	306	(39)
DS POWER Co., Ltd.		705,558	599,430	179,095	(11,809)
Dongducheon Dream Power Co., Ltd.		1,636,534	1,406,845	665,410	(41,520)
KS Solar Co., Ltd.		28,225	24,817	3,366	151
Yeongwol Energy Station Co., Ltd.		178,537	165,120	18,280	2,349
Jinbhuvish Power Generation Pvt. Ltd.		64,822	13,387	—	(952)
SE Green Energy Co., Ltd.		7,404	—	—	(80)
Daegu Photovoltaic Co., Ltd.		19,141	13,194	2,636	824
Jeongam Wind Power Co., Ltd.		2,144	305	—	(406)
Korea Power Engineering Service Co., Ltd.		11,139	2,203	19,475	2,710
Busan Green Energy Co., Ltd.		95,036	47,359	—	(2,363)
Jungbu Bio Energy Co., Ltd.		4,845	408	—	(355)
Korea Electric Vehicle Charging Service		9,286	5,189	—	(1,068)
Ulleungdo Natural Energy Co., Ltd.		23,778	96	—	(1,170)
Korea Nuclear Partners Co., Ltd.		730	35	—	(302)
Tamra Offshore Wind Power Co., Ltd		124,106	96,674	—	(4,855)
Korea Electric Power Corporation Fund		49,248	186	207	(427)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
September 30, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	17,183	28	—	(268)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		140,438	74,770	13,713	2,269
Shuweihat Asia Power Investment B.V.		12,345	2	—	12,185
Shuweihat Asia Operation & Maintenance Company		1,277	—	608	441
Waterbury Lake Uranium L.P.		52,511	188	—	—
ASM-BG Investicii AD		81,806	39,592	10,885	3,664
RES Technology AD		71,034	43,411	7,460	1,185
KV Holdings, Inc.		4,395	—	—	555
KEPCO SPC Power Corporation		421,416	127,966	124,817	53,346
Canada Korea Uranium Limited Partnership		266	79	—	—
KEPCO Energy Resource Nigeria Limited		228,306	266,642	—	(15,047)
Gansu Datang Yumen Wind Power Co., Ltd.		85,793	53,867	3,039	(5,176)
Datang Chifeng Renewable Power Co., Ltd.		752,703	370,092	66,990	6,862
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		57,826	32,908	6,347	1,741
Rabigh Electricity Company		2,458,776	2,082,095	205,803	24,533
Rabigh Operation & Maintenance Company		20,539	11,282	15,921	(260)
Jamaica Public Service Company Limited		1,142,335	577,718	368,944	11,892
KW Nuclear Components Co., Ltd.		27,557	10,305	26,481	12,274
Busan Shinho Solar Power Co., Ltd.		48,781	33,603	5,375	1,169
GS Donghae Electric Power Co., Ltd.		1,935,460	1,343,840	5,870	2,167
Global Trade Of Power System Co., Ltd.		2,239	109	2,635	692
Expressway Solar-light Power Generation Co., Ltd.		20,928	13,067	2,646	741
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		6,221	44,790	781	(18,263)
Daejung Offshore Wind Power Co., Ltd.		6,268	43	—	(492)
Amman Asia Electric Power Company		806,238	590,102	9,040	22,252
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		129,025	121,196	5,690	(1,158)
Dangjin Eco Power Co., Ltd.		151,217	1,492	—	(1,221)
Honam Wind Power Co., Ltd.		40,550	26,186	4,769	1,296
Nepal Water & Energy Development Company Private Limited		39,792	9,378	—	(497)
Chun-cheon Energy Co., Ltd.		474,588	304,496	—	(2,784)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,932	82,881	7,588	(866)
Nghi Son 2 Power Ltd.		673	221	—	(1,099)
Kelar S.A		521,583	615,458	—	(6,453)
PT. Tanjung Power Indonesia		138,485	133,188	111,888	4,093
Incheon New Power Co., Ltd.		8,858	6,958	2,224	128
Seokmun Energy Co., Ltd.		230,304	228,803	23	(390)
Daehan Wind Power PSC		151	9	—	(406)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Materials Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)
Shin Pyeongtaek Power Co., Ltd.		25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)
Dongducheon Dream Power Co., Ltd.		1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Co., Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)
Korea Electric Vehicle Charging Service		9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2016 and as of and for the year ended December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS I LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS II LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		50,152	41,326	18,849	(611)
Dangjin Eco Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266
Nepal Water & Energy Development Company Private Limited		42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
September 30, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	~~W~~	175,187	49.90%	87,418	144	—	—	87,562
Korea Gas Corporation		9,994,028	21.57%	2,155,712	—	—	(66,880)	2,088,832
Korea Electric Power Industrial Development Co., Ltd.		75,986	29.00%	22,036	—	—	—	22,036
YTN Co., Ltd.		172,565	21.43%	36,981	—	(33)	(5)	36,943
Cheongna Energy Co., Ltd.		25,844	43.90%	11,346	2,584	(146)	—	13,784
Gangwon Wind Power Co., Ltd.		83,958	15.00%	12,594	—	—	49	12,643
Hyundai Green Power Co., Ltd.		395,887	29.00%	114,807	—	—	—	114,807
Korea Power Exchange		224,427	100.00%	224,427	—	—	30	224,457
AMEC Partners Korea Ltd.		1,175	19.00%	223	—	—	—	223
Hyundai Energy Co., Ltd.		13,321	46.30%	6,168	—	(1,089)	(5,079)	—
Ecollite Co., Ltd.		1,849	36.10%	667	—	—	(667)	—
Taebaek Wind Power Co., Ltd.		18,213	25.00%	4,553	—	—	—	4,553
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		12,350	25.00%	3,088	—	—	(1)	3,087
Pyeongchang Wind Power Co., Ltd.		13,763	25.00%	3,441	—	—	—	3,441
Daeryun Power Co., Ltd.		154,445	19.45%	30,040	1,014	—	5	31,059
JinanJangsu Wind Power Co., Ltd.		255	25.00%	64	—	—	—	64
Changjuk Wind Power Co., Ltd.		22,392	30.00%	6,718	—	—	—	6,718
KNH Solar Co., Ltd.		7,735	27.00%	2,088	—	—	—	2,088
SPC Power Corporation		151,896	38.00%	57,720	—	—	—	57,720
Gemeng International Energy Co., Ltd.		1,891,665	34.00%	643,166	—	—	(3,295)	639,871
PT. Cirebon Electric Power		309,161	27.50%	85,019	—	—	—	85,019
KNOC Nigerian East Oil Co., Ltd.		(77,132)	14.63%	(11,284)	—	—	11,284	—
KNOC Nigerian West Oil Co., Ltd.		(70,686)	14.63%	(10,341)	—	—	10,341	—
PT Wampu Electric Power		41,783	46.00%	19,220	—	—	—	19,220
PT. Bayan Resources TBK		81,335	20.00%	16,267	486,337	—	—	502,604
S-Power Co., Ltd.		256,854	49.00%	125,858	—	(1,970)	—	123,888
Pioneer Gas Power Limited		63,098	40.00%	25,239	23,147	—	69	48,455
Eurasia Energy Holdings		(439)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		170,883	25.00%	42,721	(6,323)	(630)	(290)	35,478
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		711	14.00%	100	—	—	—	100
PT. Mutiara Jawa		(5,389)	29.00%	(1,563)	70	—	1,493	—
Samcheok Eco Materials Co., Ltd.		20,894	2.67%	558	—	—	(558)	—
Noeul Green Energy Co., Ltd.		3,672	29.00%	1,065	—	—	—	1,065
Naepo Green Energy Co., Ltd.		103,360	25.00%	25,840	—	—	—	25,840
Goseong Green Energy Co., Ltd.		187,797	1.45%	2,723	—	(79)	—	2,644
Gangneung Eco Power Co., Ltd.		171,087	1.61%	2,755	—	(98)	1	2,658
Shin Pyeongtaek Power Co., Ltd.		(4,862)	40.00%	(1,945)	—	(1,995)	3,940	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		649	28.00%	182	—	—	2	184
DS POWER Co., Ltd.		106,128	10.36%	10,995	—	(6,995)	4,745	8,745
Dongducheon Dream Power Co., Ltd.		229,689	33.61%	77,198	—	(4,858)	(30,086)	42,254
KS Solar Co., Ltd.		3,408	19.00%	648	—	—	(1)	647
Yeongwol Energy Station Co., Ltd.		13,417	10.00%	1,342	—	—	—	1,342
Jinbhuvish Power Generation Pvt. Ltd.		51,435	5.16%	2,653	5,450	—	—	8,103
SE Green Energy Co., Ltd.		7,404	47.76%	3,536	—	—	1	3,537
Daegu Photovoltaic Co., Ltd.		5,947	29.00%	1,725	—	—	—	1,725
Jeongam Wind Power Co., Ltd.		1,839	40.00%	736	—	—	—	736
Korea Power Engineering Service Co., Ltd.		8,936	29.00%	2,591	—	—	—	2,591
Busan Green Energy Co., Ltd.		47,677	29.00%	13,826	—	—	—	13,826
Jungbu Bio Energy Co., Ltd.		4,437	18.87%	837	—	—	—	837

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
September 30, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Korea Electric Vehicle Charging Service	~~W~~	4,097	28.00%	1,147	—	—	—	1,147
Ulleungdo Natural Energy Co., Ltd.		23,682	29.85%	7,069	—	—	(1)	7,068
Korea Nuclear Partners Co., Ltd.		695	29.00%	202	—	—	—	202
Tamra Offshore Wind Power Co., Ltd		27,432	27.00%	7,407	—	—	—	7,407
Korea Electric Power Corporation Fund		49,062	97.98%	48,071	—	—	—	48,071

<Joint ventures>
KEPCO-Uhde Inc.		17,155	50.85%	8,723	—	—	(310)	8,413
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		65,668	40.00%	26,267	—	—	—	26,267
Shuweihat Asia Power Investment B.V.		12,343	49.00%	6,048	—	—	(82)	5,966
Shuweihat Asia Operation & Maintenance Company		1,277	55.00%	702	—	—	—	702
Waterbury Lake Uranium L.P.		52,323	36.97%	19,344	—	—	561	19,905
ASM-BG Investicii AD		42,214	50.00%	21,107	—	—	—	21,107
RES Technology AD		27,623	50.00%	13,812	—	—	—	13,812
KV Holdings, Inc.		4,395	40.00%	1,758	—	—	—	1,758
KEPCO SPC Power Corporation		293,450	75.20%	220,674	—	—	—	220,674
Canada Korea Uranium Limited Partnership		187	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(38,336)	30.00%	(11,501)	—	—	11,501	—
Gansu Datang Yumen Wind Power Co., Ltd.		31,926	40.00%	12,770	—	—	1	12,771
Datang Chifeng Renewable Power Co., Ltd.		382,611	40.00%	153,044	—	—	(49)	152,995
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		24,918	40.00%	9,967	—	—	—	9,967
Rabigh Electricity Company		376,681	40.00%	150,672	—	(76,395)	(1,092)	73,185
Rabigh Operation & Maintenance Company		9,257	40.00%	3,703	—	—	—	3,703
Jamaica Public Service Company Limited		564,617	40.00%	225,847	(80,161)	—	80,606	226,292
KW Nuclear Components Co., Ltd.		17,252	43.36%	7,480	90	—	—	7,570
Busan Shinho Solar Power Co., Ltd.		15,178	25.00%	3,795	—	—	(1)	3,794
GS Donghae Electric Power Co., Ltd.		591,620	34.00%	201,151	—	—	(1)	201,150
Global Trade Of Power System Co., Ltd.		2,130	29.00%	618	—	—	—	618
Expressway Solar-light Power Generation Co., Ltd.		7,861	29.00%	2,280	—	—	—	2,280
KODE NOVUS I LLC		(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC		(38,569)	50.00%	(19,285)	—	—	19,285	—
Daejung Offshore Wind Power Co., Ltd.		6,225	49.90%	3,106	—	—	—	3,106
Amman Asia Electric Power Company		216,136	60.00%	129,682	—	—	(82)	129,600
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		7,829	51.00%	3,993	—	—	—	3,993
Dangjin Eco Power Co., Ltd.		149,725	34.00%	50,907	2,617	—	—	53,524
Honam Wind Power Co., Ltd.		14,364	29.00%	4,166	32	—	—	4,198
Nepal Water & Energy Development Company		30,414	52.77%	16,049	972	—	147	17,168
Private Limited
Chun-cheon Energy Co., Ltd.		170,092	29.90%	50,858	3	—	—	50,861
Yeonggwangbaeksu Wind Power Co., Ltd.		17,051	15.00%	2,558	5	—	—	2,563
Nghi Son 2 Power Ltd.		452	50.00%	226	—	—	1	227
Kelar S.A		(93,875)	65.00%	(61,019)	2,424	—	58,595	—
PT. Tanjung Power Indonesia		5,297	35.00%	1,854	—	—	—	1,854
Incheon New Power Co., Ltd.		1,900	29.00%	551	—	—	—	551
Seokmun Energy Co., Ltd.		1,501	29.00%	435	—	—	—	435
Daehan Wind Power PSC		142	50.00%	71	—	—	—	71

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	~~W~~	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
TaebackGuinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.)		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066
S-Power Co., Ltd.		271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Materials Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	10.91%	12,626	—	(5,940)	4,274	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Co., Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won
December 31, 2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Jeongam Wind Power Co., Ltd.	~~W~~	1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512
Jungbu Bio Energy Co., Ltd.		4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289

<Joint ventures>
KEPCO-Uhde Inc.		17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	43.36%	4,895	90	—	—	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS I LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—
KODE NOVUS II LLC		(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Eco Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Private Limited		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of September 30, 2016 and December 31, 2015, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

Green Biomass Co., Ltd.	~~W~~	—	—	(125)	—
Shin Pyeongtaek Power Co., Ltd.		2,614	3,940	1,038	1,326
KEPCO Energy Resource Nigeria Limited		498	11,501	4,645	11,003
Chun-cheon Energy Co., Ltd.		—	—	(8)	—
Seokmun Energy Co., Ltd.		(205)	—	152	205
Kelar S.A		43,630	61,019	17,389	17,389
Hadong Mineral Fiber Co., Ltd.		—	5	5	5
PT. Mutiara Jawa		142	1,493	1,351	1,351
Eurasia Energy Holdings		(12)	176	188	188
KODE NOVUS I LLC		22,194	44,983	22,789	22,789
KODE NOVUS II LLC		8,110	19,285	11,175	11,175

(7)	As of September 30, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2016, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders, except for financial investors, decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(viii)	Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(ix)	Seokmun Energy Co., Ltd.

The Company has an obligation to invest an additional ~~W~~15 billion in Seokmun Energy Co., Ltd. The obligation may be conducted through acquisition of new shares, converted shares or convertible bonds.

(x)	Hyundai Green Power Co., Ltd.

As of September 30, 2016, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares when claimed by Hyundai Steel Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Only if the condition satisfies the terms of the loan agreements signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. KEB Hana Bank, the deputy, permits the amount of the payments and dividend.

KS Solar Co., Ltd.	Dividends can only be paid when all conditions of a loan agreement are satisfied.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	~~W~~	12,571,046	(3,205)	—	—	12,567,841
Buildings		15,635,995	(62,038)	(5,749,282)	(854)	9,823,821
Structures		60,983,477	(194,959)	(19,458,914)	(1,184)	41,328,420
Machinery		60,154,028	(112,206)	(23,242,106)	(36,230)	36,763,486
Ships		4,175	—	(3,570)	—	605
Vehicles		240,136	(22)	(172,348)	—	67,766
Equipment		1,179,011	(804)	(867,373)	—	310,834
Tools		885,125	(506)	(726,841)	—	157,778
Construction-in-progress		37,415,388	(134,613)	—	(38,107)	37,242,668
Finance lease assets		2,389,950	—	(1,957,920)	—	432,030
Asset retirement costs		6,920,813	—	(3,006,296)	—	3,914,517
Others		10,212,364	—	(7,810,181)	—	2,402,183

	~~W~~	208,591,508	(508,353)	(62,994,831)	(76,375)	145,011,949

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	December 31, 2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	~~W~~	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in-progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	~~W~~	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	~~W~~	12,396,460	12,275	(13,980)	—	—	176,291	12,571,046
(Government grants)		(3,147)	—	14	—	—	(72)	(3,205)
Buildings		9,676,432	—	(6,505)	(488,239)	—	704,171	9,885,859
(Government grants)		(63,932)	—	731	3,908	—	(2,745)	(62,038)
Structures		40,258,162	—	(358,667)	(1,646,634)	—	3,270,518	41,523,379
(Government grants)		(193,119)	—	1,909	7,072	—	(10,821)	(194,959)
Machinery		36,864,749	142,923	(158,295)	(3,153,359)	—	3,179,674	36,875,692
(Government grants)		(108,935)	—	1,062	8,904	—	(13,237)	(112,206)
Ships		786	—	—	(226)	—	45	605
Vehicles		60,472	1,607	(26)	(20,012)	—	25,747	67,788
(Government grants)		(29)	—	—	7	—	—	(22)
Equipment		310,571	42,640	(182)	(90,007)	—	48,616	311,638
(Government grants)		(1,026)	—	—	354	—	(132)	(804)
Tools		160,630	14,108	(295)	(51,594)	—	35,435	158,284
(Government grants)		(691)	—	—	218	—	(33)	(506)
Construction-in-progress		35,267,026	8,989,809	(163)	—	—	(6,879,391)	37,377,281
(Government grants)		(139,898)	(20,273)	—	—	—	25,558	(134,613)
Finance lease assets		511,509	—	—	(69,856)	—	(9,623)	432,030
Asset retirement cost		4,106,087	—	—	(385,943)	—	194,373	3,914,517
Others		2,259,244	1	—	(620,493)	—	763,431	2,402,183

	~~W~~	141,361,351	9,183,090	(534,397)	(6,505,900)	—	1,507,805	145,011,949

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance

Land	~~W~~	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement cost		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	~~W~~	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd, 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.
(*2)	‘Others’ include ~~W~~23,273 million of land and buildings that were reclassified to assets held for sale (note 41) comprising ~~W~~2,907 million of land and ~~W~~20,366 million of buildings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	268,950	—	—	268,950
Buildings		28,331	(65)	(12,085)	16,181

	~~W~~	297,281	(65)	(12,085)	285,131

In millions of won	December 31, 2015
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	~~W~~	281,615	(13)	(11,692)	269,910

(2)	Changes in investment properties for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Depreciation	Others	Ending balance

Land	~~W~~	253,960	—	14,990	268,950
Buildings		15,963	(508)	791	16,246
(Government grants)		(13)	—	(52)	(65)

	~~W~~	269,910	(508)	15,729	285,131

In millions of won	December 31, 2015
	Beginning balance		Depreciation	Others	Ending balance

Land	~~W~~	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	~~W~~	317,264	(669)	(46,685)	269,910

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Rental income	~~W~~	2,051	6,896	4,580	9,423
Operating and maintenance expenses related to rental income		(179)	(508)	(398)	(745)

	~~W~~	1,872	6,388	4,182	8,678

(4)	Fair value of investment properties as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value

Land	~~W~~	268,950	298,359	253,960	284,423
Buildings		16,181	19,704	15,950	18,263

	~~W~~	285,131	318,063	269,910	302,686

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction service contracts for the Nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Increase and decrease (*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE and others	~~W~~	12,308,839	(62,414)	(2,965,222)	9,281,203

(*)	For the nine-month period ended September 30, 2016, the increased balance of contracts from new orders and other is ~~W~~472,118 million and the decreased balance of contracts from changes in size of construction is ~~W~~534,532 million.

In millions of won	December 31, 2015
	Beginning balance		Increase and decrease (*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE and others	~~W~~	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ~~W~~412,617 million and the decreased balance of contracts from changes in size of construction is ~~W~~1,423,648 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	14,514,669	13,654,121	860,548	—

In millions of won	December 31, 2015
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	12,224,934	11,573,516	651,418	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE and others	~~W~~	40,976	799,190	55,317	893,992

(*1)	Included in trade and other receivables, net, in the consolidated interim statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated interim statements of financial position.

(4)	The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as a contract date, a contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without agreement of the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1011 45.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company discloses. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction for the nine-month period ended September 30, 2016 are as follows:

In millions of won	September 30, 2016
						Assets		Receivables from construction contracts
	Provision for construction losses		Changes in estimates of contract costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts

Transmission and distribution	~~W~~	—	—	—	—	8,746	—	—	—
Electric power generation (nuclear)		—	—	—	—	1,590	—	—	—
Plant maintenance & engineering service		302	3,451	(2,691)	(760)	30,640	—	36,999	4,071

	~~W~~	302	3,451	(2,691)	(760)	40,976	—	36,999	4,071

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	~~W~~	421,861	(595)	(354,071)	—	67,195
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,759	—	(14,845)	—	19,914
Mining rights		518,191	—	(10,302)	—	507,889
Development expenditures		772,554	(5,326)	(717,860)	—	49,368
Intangible assets under development		101,482	(11,814)	—	—	89,668
Usage rights of donated assets and other		375,275	(24)	(333,499)	—	41,752
Leasehold rights		23,313	—	(18,602)	—	4,711
Others		172,737	(1)	(87,378)	(12,125)	73,233

	~~W~~	2,423,570	(17,760)	(1,539,955)	(12,125)	853,730

In millions of won	December 31, 2015
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	~~W~~	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	~~W~~	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	~~W~~	57,886	9,667	(183)	(21,430)	—	21,850	67,790
(Government grants)		(699)	—	—	186	—	(82)	(595)
Copyrights, patents rights and other industrial rights		21,875	53	(24)	(1,982)	—	(8)	19,914
Mining rights		499,537	27,072	—	(473)	—	(18,247)	507,889
Development expenditures		51,807	573	—	(16,730)	—	19,044	54,694
(Government grants)		(6,835)	—	—	2,065	—	(556)	(5,326)
Intangible assets under development		94,886	32,378	—	—	—	(25,782)	101,482
(Government grants)		(10,483)	—	—	—	—	(1,331)	(11,814)
Usage rights of donated assets and other		48,591	—	—	(6,779)	—	(36)	41,776
(Government grants)		(32)	—	—	8	—	—	(24)
Leasehold rights		745	—	—	(235)	—	4,201	4,711
Greenhouse gas emissions rights		805	—	—	—	—	(805)	—
Others		97,750	7,782	(265)	(6,852)	—	(25,181)	73,234
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	855,832	77,525	(472)	(52,222)	—	(26,933)	853,730

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	~~W~~	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	821,060	87,946	(452)	(72,266)	253	19,291	855,832

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of Australian dollars
September 30, 2016
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	567	1 year and 2 months~ 2 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,000	6 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	660	1 year and 2 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	40,962	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	1,650	1 year and 1 months
	Dangjin power plant load facility usage right	KRW	28,333	4 years and 6 months
Others	Shingwangju electricity supply facility usage right	KRW	1,793	2 years and 8 months
	Sillim electricity supply facility usage right	KRW	2,307	5 years and 2 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
December 31, 2015
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	1,293	2 months~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System (KEEPS)	KRW	2,104	1 year and 6 months
	Development of maintenance system for utility plant	KRW	1,084	1 year and 11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	29,148	—
	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	2,793	1 year and 10 months
	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the nine-month periods ended September 30, 2016 and 2015, the Company recognized research and development expenses of ~~W~~441,292 million and ~~W~~408,334 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Trade payables	~~W~~	1,468,476	—	1,957,647	—
Other trade payables		950,001	3,229,091	1,379,035	3,048,299
Accrued expenses		1,059,485	2,369	1,082,880	2,373
Leasehold deposits received		1,418	1,008	2,451	—
Other deposits received		195,901	91,829	195,237	105,105
Finance lease liabilities		119,938	450,629	116,885	542,509
Dividends payable		1,553	—	1,562	—
Others		—	7,473	—	20,149

	~~W~~	3,796,772	3,782,399	4,735,697	3,718,435

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015
Current liabilities
Short-term borrowings	~~W~~	528,226	603,673
Current portion of long-term borrowings		312,923	541,307
Current portion of debt securities		8,793,350	6,704,602
Less : Current portion of discount on long-term borrowings		(928)	(953)
Less : Current portion of discount on debt securities		(2,645)	(1,676)

		9,630,926	7,846,953

Non-current liabilities
Long-term borrowings		1,722,179	1,951,119
Debt securities		43,181,861	49,077,131
Less : Discount on long-term borrowings		(22,802)	(18,860)
Less : Discount on debt securities		(86,824)	(103,067)
Add : Premium on debt securities		166	223

		44,794,580	50,906,546

	~~W~~	54,425,506	58,753,499

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
September 30, 2016
Type	Borrowings		Debt Securities

Less than 1 year	~~W~~	841,149	8,793,350
1~ 5 years		357,355	23,557,641
Over 5 years		1,364,824	19,624,220

	~~W~~	2,563,328	51,975,211

In millions of won
December 31, 2015
Type	Borrowings		Debt Securities

Less than 1 year	~~W~~	1,144,980	6,704,602
1~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	~~W~~	3,096,099	55,781,733

(3)	Short-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.35~2.51	2016.10.10~ 2017.09.13		—	~~W~~	266,100
Foreign short-term borrowings	SCNT and others	6.50	2016.12.03	USD	2,163		2,371
Foreign short-term borrowings	Export-Import Bank of Korea	3M Libor+0.54~0.65	2016.12.19	AUD	288,401		238,373
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25		—		21,382

						~~W~~	528,226

In millions of won and thousands of U.S. dollars
December 31, 2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.8~2.46	2016.01.04~ 2016.09.13		—	~~W~~	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD	2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor+0.35	2016.03.22	USD	12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2016.02.25		—		27,233

						~~W~~	603,673

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2016
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	~~W~~	5,852
	Facility	2.39~4.60	2023~2028		—		59,171
	Facility	3yr KTB rate-1.25	2027		—		9,000
	Facility	1yr KoFC bond rate +0.31	2018		—		150,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017		—		100,000
	Facility	3yr KTB rate-1.25	2016~2028		—		9,832
	Facility	4.60	2028		—		17,143
	Energy rationalization	3.20~3.70	2016		—		3,617
Korea Industrial Bank	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	2.00	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027		—		40,876
	Facility	3yr KTB rate-2.25	2016~2024		—		3,981
	Project loans	—	2022~2027		—		8,669
	Others	KTB rate-2.25	2024~2025		—		12,363
Shinhan Bank and others	Collateral borrowing	2.22	2017		—		30,000
	Facility	3yr AA- CB rate +1.10	2028		—		25,714
	Operating funds	2.70~2.86	2017~2018		—		25,000
	Others	4.10	2035				55,000
	Others	3yr KTB rate+1.10	2035				55,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023		—		45,000
Others	Facility	4.60~5.80	2025~2028		—		133,525
	Facility	CB rate+1.10	2028		—		17,143
	PF Refinancing	4.10	2030		—		62,500
	Others	4.32~8.00	2020~2036		—		123,847
	Others	—	2028		—		7,250

							1,065,918

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,744		9,586
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	183,803		284,550
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	305,196		334,587
	PF Loan	6M Libor+2.50~2.70	2032	USD	92,909		101,856
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	37,973		41,629
Shareholder’s loan		8.00	2031	JOD	7,128		11,034
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	24,422,941		2,064
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD	21,186		23,226
IFC and others	Others	6M Libor+5.00	2031	PKR	11,683,820		121,979
Samsumg Life Insurance and others	Syndicated Loan	3.10	2032	JPY	1,758,000		19,051
Woori Nank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY	1,172,000		12,701
Others	Others	—	2019	USD	6,316		6,921

							969,184

							2,035,102
Less : Discount of long-term borrowings							(23,730)
Less : Current portion of long-term borrowings							(312,923)
Add : Current portion of discount on long-term borrowings							928

						~~W~~	1,699,377

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2015
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	~~W~~	6,418
	Facility	2.67~4.60	2023~2028		—		52,437
	Facility	3yr KTB rate-1.25	2027		—		9,000
	Facility	1yr KoFC bond rate +0.31	2018		—		200,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017		—		500,000
	Facility	3yr KTB rate-1.25	2021~2028		—		10,363
	Facility	4.60	2028		—		18,411
	Energy rationalization	3yr KTB rate-1.25	2019		—		650
	Energy rationalization	3.20~3.70	2021~2022		—		3,835
Korea Industrial Bank	PF Refinancing	CD+1.25	2030		—		22,500
	Others	3yr KTB rate-1.25	2016		—		4,000
Export-Import Bank of Korea	Project loans	2.00	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027		—		44,674
	Facility	3yr KTB rate-2.25	2023~2024		—		4,400
	Project loans	—	2022~2027		—		8,677
	Others	KTB rate-2.25	2024~2025		—		13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017		—		30,000
	Facility	3yr AA- CB rate +1.10	2028		—		27,617
	Operating funds	2.70~3.35	2017~2018		—		25,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023		—		25,300
Others	Facility	4.60~5.80	2025~2028		—		144,359
	Facility	3yr AA- CB rate +1.10	2028		—		18,411
	PF Refinancing	4.10	2030		—		62,500
	Others	—	2020~2036		—		45,847
	Others	—	2028		—		7,250

							1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,744		10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	188,580		312,104
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	312,601		366,368
	PF Loan	6M Libor+2.50~2.70	2032	USD	64,389		75,464
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	34,924		40,931
	Shareholder’s loan	8.00	2031	JOD	7,128		11,797
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	22,346,550		1,899
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD	31,774		37,239
IFC and others	Others	6M Libor+5.00	2031	PKR	5,891,200		65,805
Others	Others	3M Libor+0.65	2017	USD	199,269		233,543
	Others	—	2019	USD	8,010		9,387

							1,164,785

							2,492,426
Less : Discount of long-term borrowings							(19,813)
Less : Current portion of long-term borrowings							(541,307)
Add : Current portion of discount on long-term borrowings							953

						~~W~~	1,932,259

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	September 30, 2016		December 31, 2015

Electricity Bonds (*1)	2009.11.03~ 2014.08.27	2016.10.11~ 2033.08.06	2.73~5.51	~~W~~	20,600,000	22,960,000
Electricity Bonds	2012.06.14~ 2013.06.25	2016.12.14~ 2018.06.25	3M CD +0.25~0.32		510,000	910,000
Corporate Bonds(*2)	2009.05.04~ 2016.09.09	2016.10.18~ 2040.12.10	1.41~5.84		20,712,708	20,710,010

					41,822,708	44,580,010

Less : Discount on local debt securities					(36,326)	(40,228)

Less : Current portion of local debt securities					(6,820,010)	(5,730,000)

Add : Current portion of discount on local debt securities					1,039	1,187

				~~W~~	34,967,411	38,810,969

(*1)	Electricity Bonds 885 (~~W~~40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.
(*2)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (~~W~~2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD	249,067	~~W~~	273,053
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		345,024
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		314,550
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		216,736
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD	800,000		877,040
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD	1,750,000		1,918,525
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,082,970
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		454,024
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		272,051
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		548,150
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,644,450
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD	500,000		548,150
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		328,890
FY-16	2016.01.21	2021.07.21	2.5	USD	300,000		328,890

							10,152,503
Less : Discount on foreign debt securities							(53,143)
Add : Premium on foreign debt securities							166
Less : Current portion of foreign debt securities							(1,973,340)
Add : Current portion of discount on foreign debt securities							1,606

						~~W~~	8,127,792

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD	249,136	~~W~~	291,990
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		368,848
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		336,270
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD	650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		194,401
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD	800,000		937,600
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD	1,750,000		2,051,000
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,226,800
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		277,258
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		586,000
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,758,000
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD	500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		351,600

							11,201,723
Less : Discount on foreign debt securities							(64,515)
Add : Premium on foreign debt securities							223
Less : Current portion of foreign debt securities							(974,602)
Add : Current portion of discount on foreign debt securities							489

						~~W~~	10,163,318

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into a power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of September 30, 2016 and December 31, 2015 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	September 30, 2016			December 31, 2015
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	~~W~~	177,152	119,938	182,072	116,885
1 ~ 5 years		434,388	328,201	525,465	393,957
More than 5 years		165,766	122,428	206,323	148,552

	~~W~~	777,306	570,567	913,860	659,394

(3)	Current and non-current portion of finance lease liabilities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Current finance lease liabilities	~~W~~	119,938	116,885
Non-current finance lease liabilities		450,629	542,509

	~~W~~	570,567	659,394

(4)	Lease payments recognized as an expense as a lessee for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Minimum lease payment	~~W~~	43,161	132,413	47,387	145,758
Contingent rent payment		(5,174)	(15,782)	(4,398)	(13,284)

(5)	The Company does not have any irrevocable operating lease contracts as of September 30, 2016 and December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Net defined benefit obligations	~~W~~	2,066,484	1,495,782
Other long-term employee benefit obligations		7,572	7,325

	~~W~~	2,074,056	1,503,107

(2)	Principal assumptions on actuarial valuation as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016	December 31, 2015

Discount rate	1.71% ~ 1.89%	2.39% ~ 2.58%
Future salary and benefit levels	5.39%	5.43%
Weighted average duration	13.29 years	13.21 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Current service cost	~~W~~	90,248	264,617	77,630	231,801
Interest cost		16,905	48,961	16,741	47,633
Expected return on plan assets		(5,627)	(17,052)	(5,474)	(16,310)
Loss from settlement		(497)	(543)	(420)	(659)

	~~W~~	101,029	295,983	88,477	262,465

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Cost of sales	~~W~~	74,469	218,946	69,844	193,405
Selling and administrative expenses		14,619	42,186	7,551	38,139
Others (Construction-in-progress and others)		11,941	34,851	11,082	30,921

	~~W~~	101,029	295,983	88,477	262,465

In addition, for the nine-month periods ended September 30, 2016 and 2015, employee benefit obligations expenses of ~~W~~44,241 million and ~~W~~41,727 million, respectively, is recognized as cost of sales, and ~~W~~8,366 million and ~~W~~7,489 million, respectively, is recognized as selling and administrative expenses, and ~~W~~10,277 million and ~~W~~10,337 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Present value of defined benefit obligation from funded plans	~~W~~	2,968,804	2,426,414
Fair value of plan assets		(902,320)	(930,632)

		2,066,484	1,495,782
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	2,066,484	1,495,782

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Beginning balance	~~W~~	2,426,414	1,992,447
Current service cost		264,617	315,811
Interest cost (*)		48,961	63,808
Remeasurement component		333,645	122,825
Loss from settlement		(543)	(641)
Actual payments		(103,919)	(67,291)
Others		(371)	(545)

Ending balance	~~W~~	2,968,804	2,426,414

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Beginning balance	~~W~~	930,632	724,250
Expected return		17,052	22,557
Remeasurement component		(1,948)	(5,924)
Contributions by the employers		17,460	214,449
Actual payments		(60,876)	(24,191)
Others		—	(509)

Ending balance	~~W~~	902,320	930,632

In addition, loss on accumulated remeasurement component amounted to ~~W~~361,933 million and ~~W~~202,878 million has been recognized as other comprehensive loss for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Equity instruments	~~W~~	39,403	12,791
Debt instruments		254,972	243,372
Bank deposit		145,824	129,350
Others		462,121	545,119

	~~W~~	902,320	930,632

For the nine-month period ended September 30, 2016 and for the year ended December 31, 2015, actual returns on plan assets amounted to ~~W~~15,104 million and ~~W~~16,633 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Actuarial gain from changes in financial assumptions	~~W~~	245,323	140,411
Experience adjustments		88,322	(17,586)
Expected return		1,948	5,924

	~~W~~	335,593	128,749

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Employment benefits	~~W~~	622,313	—	718,365	—
Provisions for employment benefits		622,313	—	718,365	—

Litigation		49,290	118,272	57,737	110,228
Litigation provisions		49,290	118,272	57,737	110,228

Decommissioning cost		—	12,960,604	—	12,744,873
Nuclear plants		—	9,941,856	—	9,684,286
Spent fuel		—	1,375,185	—	1,375,185
Waste		—	1,473,129	—	1,502,140
PCBs		—	169,886	—	182,400
Other recovery provisions		—	548	—	862

Others		923,036	14,708	803,074	9,653
Power plant regional support program		149,266	—	129,655	—
Transmission regional support program		324,328	—	228,785	—
Provisions for tax		67	136	—	136
Provisions for financial guarantee		525	5,046	1,839	2,449
Provisions for RPS		448,037	—	363,178	—
Provisions for greenhouse gas emissions obligations		—	—	78,829	—
Others		813	9,526	788	7,068

	~~W~~	1,594,639	13,093,584	1,579,176	12,864,754

(2)	Changes in provisions for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	~~W~~	718,365	631,665	(724,987)	(2,720)	(10)	622,313
Provisions for employment benefits		718,365	631,665	(724,987)	(2,720)	(10)	622,313

Litigation		167,965	84,819	(67,115)	(18,117)	10	167,562
Litigation provisions		167,965	84,819	(67,115)	(18,117)	10	167,562

Decommissioning cost		12,744,873	651,887	(435,968)	—	(188)	12,960,604
Nuclear plants		9,684,286	257,889	(319)	—	—	9,941,856
Spent fuel		1,375,185	370,342	(370,342)	—	—	1,375,185
Waste		1,502,140	19,243	(48,401)	—	147	1,473,129
PCBs		182,400	4,392	(16,906)	—	—	169,886
Other recovery provisions		862	21	—	—	(335)	548

Others		812,727	720,711	(565,085)	(53,272)	22,663	937,744
Power plant regional support program		129,655	44,874	(48,336)	—	23,073	149,266
Transmission regional support program		228,785	233,586	(138,043)	—	—	324,328
Provisions for tax		136	92	—	—	(25)	203
Provisions for financial guarantee		4,288	4,145	—	(2,796)	(66)	5,571
Provisions for RPS		363,178	357,490	(234,149)	(38,482)	—	448,037
Provisions for greenhouse gas emissions obligations		78,829	75,991	(142,840)	(11,980)	—	—
Others		7,856	4,533	(1,717)	(14)	(319)	10,339

	~~W~~	14,443,930	2,089,082	(1,793,155)	(74,109)	22,475	14,688,223

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	~~W~~	707,310	727,079	(715,850)	(174)	—	718,365
Provisions for employment benefits		707,310	727,079	(715,850)	(174)	—	718,365

Litigation		200,289	111,301	(85,819)	(58,306)	500	167,965
Litigation provisions		200,289	111,301	(85,819)	(58,306)	500	167,965

Decommissioning cost		13,434,606	1,287,095	(680,552)	(1,296,580)	304	12,744,873
Nuclear plants		10,331,270	650,218	(622)	(1,296,580)	—	9,684,286
Spent fuel		1,298,749	568,190	(491,754)	—	—	1,375,185
Waste		1,604,241	58,294	(160,699)	—	304	1,502,140
PCBs		199,518	10,359	(27,477)	—	—	182,400
Other recovery provisions		828	34	—	—	—	862

Others		460,991	774,760	(368,172)	(64,494)	9,642	812,727
Power plant regional support program		120,093	37,569	(37,648)	—	9,641	129,655
Transmission regional support program		—	393,460	(164,675)	—	—	228,785
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,528	—	(2,936)	1	4,288
Provisions for RPS		329,562	259,964	(165,259)	(61,089)	—	363,178
Provisions for greenhouse gas emissions obligations		—	78,829	—	—	—	78,829
Others		6,992	1,410	(590)	44	—	7,856

	~~W~~	14,803,196	2,900,235	(1,850,393)	(1,419,554)	10,446	14,443,930

27.	Government Grants

(1)	Government grants as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Land	~~W~~	(3,205)	(3,147)
Buildings		(62,038)	(63,932)
Structures		(194,959)	(193,119)
Machinery		(112,206)	(108,935)
Vehicles		(22)	(29)
Equipment		(804)	(1,026)
Tools		(506)	(691)
Construction-in-progress		(134,613)	(139,898)
Investment properties		(65)	(13)
Software		(595)	(699)
Development expenditures		(5,326)	(6,835)
Intangible assets under development		(11,814)	(10,483)
Usage rights of donated assets and other		(24)	(32)
Others		(1)	(1)

	~~W~~	(526,178)	(528,840)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	~~W~~	—	(23,763)	—	—	—	23,763	—
Land		(3,147)	—	—	—	14	(72)	(3,205)
Buildings		(63,932)	—	—	3,908	731	(2,745)	(62,038)
Structures		(193,119)	—	—	7,072	1,909	(10,821)	(194,959)
Machinery		(108,935)	—	—	8,904	1,062	(13,237)	(112,206)
Vehicles		(29)	—	—	7	—	—	(22)
Equipment		(1,026)	—	—	354	—	(132)	(804)
Tools		(691)	—	—	218	—	(33)	(506)
Construction-in-progress		(139,898)	—	25,558	—	—	(20,273)	(134,613)
Investment properties		(13)	—	—	—	—	(52)	(65)
Software		(699)	—	—	186	—	(82)	(595)
Development expenditures		(6,835)	—	—	2,065	—	(556)	(5,326)
Intangible assets under development		(10,483)	—	—	—	—	(1,331)	(11,814)
Usage rights of donated assets and other		(32)	—	—	8	—	—	(24)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(528,840)	(23,763)	25,558	22,722	3,716	(25,571)	(526,178)

In millions of won	December 31, 2015
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	~~W~~	—	(52,696)	—	—	—	52,696	—
Land		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		(196,871)	—	—	9,178	1,816	(7,242)	(193,119)
Machinery		(108,750)	—	—	11,133	1,101	(12,419)	(108,935)
Vehicles		(76)	—	—	47	1	(1)	(29)
Equipment		(1,002)	—	—	469	—	(493)	(1,026)
Tools		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		(123,938)	—	11,279	—	—	(27,239)	(139,898)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	177	—	(388)	(699)
Development expenditures		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		(10,692)	—	2,093	—	—	(1,884)	(10,483)
Usage rights of donated assets and other		(43)	—	—	11	—	—	(32)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(521,719)	(52,696)	13,372	29,284	2,918	1	(528,840)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of September 30, 2016 and December 31, 2015 are as follows and included in current and non-current non-financial liabilities in the consolidated interim statements of financial position:

In millions of won	September 30, 2016		December 31, 2015

Beginning balance	~~W~~	7,165,297	6,850,016
Increase during the current year / period		821,828	691,276
Recognized as revenue during the current year / period		(312,756)	(375,995)

Ending balance	~~W~~	7,674,369	7,165,297

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Advance received	~~W~~	4,661,092	195,356	5,017,735	215,096
Unearned revenue		18,160	46,662	21,810	63,850
Deferred revenue		402,217	7,272,152	372,157	6,793,140
Withholdings		331,986	6,908	146,258	6,731
Others		1,420,299	11,610	762,751	13,435

	~~W~~	6,833,754	7,532,688	6,320,711	7,092,252

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won except share information
	September 30, 2016
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2015
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

Number of shares	September 30, 2016	December 31, 2015

Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		31,847,274	23,720,167
Retained earnings before appropriations		19,311,391	22,862,164

Retained earnings	~~W~~	52,763,575	48,187,241

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		26,029,825	17,902,718
Reserve for equalizing dividends		210,000	210,000

	~~W~~	31,847,274	23,720,167

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Beginning balance	~~W~~	48,187,241	35,303,647
Net profit for the period attributed to owner of the Company		6,775,278	13,289,127
Changes in equity method retained earnings		(589)	(280)
Remeasurement of defined benefit liability, net of tax		(208,266)	(84,271)
Dividend paid		(1,990,089)	(320,982)

Ending balance	~~W~~	52,763,575	48,187,241

(4)	Dividends paid for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won except share information
	September 30, 2016
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	~~W~~	3,100	1,990,089

In millions of won except share information
	December 31, 2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	~~W~~	500	320,982

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Beginning balance	~~W~~	(2,411)	(2,131)
Changes		(589)	(280)

Ending balance	~~W~~	(3,000)	(2,411)

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Beginning balance	~~W~~	(202,878)	(116,705)
Changes		(322,040)	(127,184)
Income tax effect		113,774	42,913
Transfer to reserve for business expansion		49,211	(1,902)

Ending balance	~~W~~	(361,933)	(202,878)

32.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of September 30, 2016 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	Amount

Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	~~W~~	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of issuance						(1,340)

					~~W~~	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Other capital surpluses	~~W~~	1,198,775	1,197,388
Accumulated other comprehensive loss		(305,138)	(98,713)
Other equity		13,294,973	13,294,973

	~~W~~	14,188,610	14,393,648

(2)	Changes in other capital surpluses for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016				December 31, 2015
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal

Beginning balance	~~W~~	387,524	809,864	1,197,388	387,524	763,878	1,151,402
Disposal of subsidiary		—	—	—	—	58,310	58,310
Change in consolidation scope		—	—	—	—	(716)	(716)
Issuance of share capital of subsidiary		—	1,387	1,387	—	2,536	2,536
Income tax effect		—	—	—	—	(14,144)	(14,144)

Ending balance	~~W~~	387,524	811,251	1,198,775	387,524	809,864	1,197,388

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		31,443	—	—	—	31,443
Shares in other comprehensive Income (loss) of associates and joint ventures, net of tax		—	(200,775)	—	—	(200,775)
Foreign currency translation of foreign operations, net of tax		—	—	(64,551)	—	(64,551)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,458	27,458

Ending balance	~~W~~	6,538	75,598	(319,013)	(68,261)	(305,138)

In millions of won	December 31, 2015
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	~~W~~	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		9,744	—	—	—	9,744
Shares in other comprehensive income of associates and joint ventures, net of tax		—	89,476	—	—	89,476
Foreign currency translation of foreign operations, net of tax		—	—	1,179	—	1,179
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	3,157	3,157

Ending balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)

(4)	Details of other equity as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

34.	Sales

Details of sales for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016
	Domestic			Overseas		Total
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended

Sales of goods	~~W~~	14,607,157	41,087,378	94,322	271,586	14,701,479	41,358,964
Electricity		14,507,424	40,591,506	—	—	14,507,424	40,591,506
Heat supply		3,144	127,227	—	—	3,144	127,227
Others		96,589	368,645	94,322	271,586	190,911	640,231
Sales of service		47,033	140,645	42,548	126,663	89,581	267,308
Sales of construction services		28,283	92,126	1,009,612	2,873,096	1,037,895	2,965,222
Revenue related to transfer of assets from customers		114,543	312,756	—	—	114,543	312,756

	~~W~~	14,797,016	41,632,905	1,146,482	3,271,345	15,943,498	44,904,250

In millions of won	September 30, 2015
	Domestic			Overseas		Total
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended

Sales of goods	~~W~~	14,215,542	40,527,776	102,579	287,820	14,318,121	40,815,596
Electricity		14,062,921	39,956,480	—	—	14,062,921	39,956,480
Heat supply		5,746	150,032	—	—	5,746	150,032
Others		146,875	421,264	102,579	287,820	249,454	709,084
Sales of service		60,030	156,426	68,175	188,150	128,205	344,576
Sales of construction services		52,812	145,168	875,977	2,680,706	928,789	2,825,874
Revenue related to transfer of assets from customers		94,840	279,594	—	—	94,840	279,594

	~~W~~	14,423,224	41,108,964	1,046,731	3,156,676	15,469,955	44,265,640

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Salaries	~~W~~	166,455	503,117	154,502	464,650
Retirement benefit expense		17,489	50,552	15,390	45,628
Welfare and benefit expense		60,073	110,802	26,861	84,286
Insurance expense		2,772	8,414	2,641	8,026
Depreciation		38,405	111,860	23,758	71,619
Amortization of intangible assets		8,487	26,446	9,059	30,885
Bad debt expense		8,300	23,528	7,397	—
Reversal of allowance for bad debt		—	—	—	(10,074)
Commission		144,603	444,781	142,101	442,969
Advertising expense		5,266	22,222	5,612	19,391
Training expense		2,096	4,241	1,550	3,708
Vehicle maintenance expense		2,696	7,321	2,654	7,768
Publishing expense		550	2,453	580	1,816
Business promotion expense		788	2,544	700	2,419
Rent expense		9,582	28,725	16,165	35,521
Telecommunication expense		6,783	20,320	5,606	17,539
Transportation expense		139	427	329	629
Taxes and dues		4,313	36,863	4,789	44,354
Expendable supplies expense		1,553	4,181	1,788	5,049
Water, light and heating expense		2,390	7,429	2,043	7,610
Repairs and maintenance expense		17,251	46,032	9,445	24,824
Ordinary development expense		41,005	111,197	52,371	126,075
Travel expense		3,428	12,437	3,474	10,977
Clothing expense		1,381	2,397	932	2,140
Survey and analysis expense		157	468	148	431
Membership fee		208	970	198	868
Others		175,125	232,683	32,838	88,190

	~~W~~	721,295	1,822,410	522,931	1,537,298

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Reversal of other provisions	~~W~~	12,065	17,677	1,266	4,564
Reversal of other allowance for bad debt		—	1,214	—	—
Gains on government grants		28	64	—	—
Gains on assets contributed		203	1,719	3,182	6,274
Gains on liabilities exempted		682	987	6	2,377
Compensation and reparations revenue		30,786	94,730	37,697	124,553
Revenue from research contracts		2,258	4,685	520	5,051
Rental income		62,879	164,820	49,518	145,304
Others		877	19,194	8,068	25,829

	~~W~~	109,778	305,090	100,257	313,952

(2)	Other non-operating expense for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Accretion expenses of other provisions	~~W~~	154	273	46	362
Depreciation expenses on investment properties		179	508	398	745
Depreciation expenses on idle assets		1,664	4,975	1,668	5,000
Other bad debt expense		—	4,586	5,686	18,669
Donations		6,973	42,360	4,842	22,004
Others		1,713	10,571	6,156	12,133

	~~W~~	10,683	63,273	18,796	58,913

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Other gains
Gains on disposal of property plant, and equipment	~~W~~	18,173	48,131	8,521,490	8,618,259
Gains on disposal of intangible assets		—	—	—	32
Reversal of impairment loss on intangible assets		—	—	187	187
Gains on foreign currency translation		5,468	14,121	8,565	11,549
Gains on foreign currency transaction		19,345	43,134	11,997	31,795
Gains on insurance proceeds		—	—	—	25
Others		39,942	133,673	33,605	112,118

Other losses
Losses on disposal of property plant and equipment		(6,623)	(27,754)	(11,773)	(52,817)
Losses on disposal of intangible assets		(5)	(143)	—	(5)
Impairment loss on property, plant and equipment		—	—	—	(1,205)
Impairment loss on intangible assets		—	—	(12)	(12)
Losses on foreign currency translation		(9,554)	(13,829)	(3,182)	(13,160)
Losses on foreign currency transaction		(7,548)	(41,214)	(14,415)	(50,047)
Others		(6,805)	(32,941)	(8,101)	(45,223)

	~~W~~	52,393	123,178	8,538,361	8,611,496

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

38.	Finance Income

(1)	Finance income for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Interest income	~~W~~	56,368	188,889	60,353	165,361
Dividends income		286	10,281	646	7,153
Gains on disposal of financial assets		1	1,481	4	4
Gains on valuation of derivatives		—	30,871	615,130	854,944
Gains on transaction of derivatives		3,874	26,914	67,096	80,749
Gains on foreign currency translation		606,821	749,586	58,474	129,614
Gains on foreign currency transaction		12,434	28,319	12,401	24,588
Others		—	1	41	105

	~~W~~	679,784	1,036,342	814,145	1,262,518

(2)	Interest income included in finance income for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Cash and cash equivalents	~~W~~	12,174	50,713	15,519	40,707
Available-for-sale financial assets		—	—	—	29
Held-to-maturity investments		25	79	30	78
Loans and receivables		5,830	19,931	4,734	15,908
Short-term financial instrument		8,404	33,861	12,434	20,966
Long-term financial instrument		981	5,876	2,358	7,930
Trade and other receivables		28,954	78,429	25,278	79,743

	~~W~~	56,368	188,889	60,353	165,361

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Interest expense	~~W~~	437,700	1,318,959	482,362	1,560,825
Losses on sale of financial assets		—	—	—	2,983
Impairment of available-for-sale financial assets		4,613	4,706	14,500	28,493
Losses on valuation of derivatives		571,867	602,298	4,155	27,074
Losses on transaction of derivatives		27,044	97,831	7,706	27,029
Losses on foreign currency translation		51,852	153,297	713,043	1,016,989
Losses on foreign currency transaction		11,911	54,299	41,359	49,834
Losses on repayment of financial liabilities		—	—	33	33
Others		193	452	43	106

	~~W~~	1,105,180	2,231,842	1,263,201	2,713,366

(2)	Interest expense included in finance expenses for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Trade and other payables	~~W~~	16,772	50,278	17,198	62,318
Short-term borrowings		2,467	5,286	3,732	11,668
Long-term borrowings		21,428	63,877	27,064	82,980
Debt securities		469,524	1,457,688	547,689	1,643,708
Other financial liabilities		120,838	361,577	119,081	422,767

		631,029	1,938,706	714,764	2,223,441

Less: capitalized borrowing costs		(193,329)	(619,747)	(232,402)	(662,616)

	~~W~~	437,700	1,318,959	482,362	1,560,825

Capitalization rates for the nine-month periods ended September 30, 2016 and 2015 are 2.29% ~ 3.76% and 2.44% ~ 4.24%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

40.	Income Taxes

(1)	Income tax expense for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016		September 30, 2015

Current income tax expense
Payment of income tax	~~W~~	2,678,549	2,175,431
Adjustment due to changes in estimates related to prior years		45,356	(26,325)
Current income tax directly recognized in equity		106,019	30,355

		2,829,924	2,179,461

Deferred income tax expense
Generation and realization of temporary differences		334,166	(229,416)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(2,025)	79,567
Changes in deferred tax on tax losses carryforwards		—	2,375,307
Tax credit carryforwards		2,260	19,822

		334,401	2,245,280

Income tax expense	~~W~~	3,164,325	4,424,741

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016		September 30, 2015

Income before income tax	~~W~~	10,033,153	16,266,126

Income tax expense computed at applicable tax rate of 24.2%		2,428,023	3,936,402

Adjustments
Additional payment of income taxes or receipt of income tax refunds		(1,411)	(1,585)
Effect of applying gradual tax rate		(3,402)	(3,500)
Effect of non-taxable income		(29,911)	(5,836)
Effect of non-deductible expenses		19,290	15,157
Effects of tax credits and deduction		(32,588)	(29,490)
Recognition (reversal) of unrecognized deferred tax asset, net		(2,025)	79,526
Deferred income tax related to investments in subsidiaries and associates		731,627	458,812
Others, net		9,366	(24,745)

		690,946	488,339
Adjustment in respect of prior years		45,356	—

Income tax expense	~~W~~	3,164,325	4,424,741

Effective tax rate		31.5%	27.2%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive loss) for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016		September 30, 2015

Dividends of hybrid securities	~~W~~	3,943	3,940
Gain on disposal of investments in subsidiaries		—	(14,144)

	~~W~~	3,943	(10,204)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016		September 30, 2015

Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	~~W~~	(12,383)	(5,443)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(20,339)	1,455
Remeasurements of defined benefit obligations		113,774	60,216
Investments in associates		9,383	(3,220)
Others		11,641	(12,449)

	~~W~~	102,076	40,559

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income or loss	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	407,342	68,794	113,774	—	589,910
Cash flow hedge		(29,013)	118,192	(20,339)	—	68,840
Investments in associates or subsidiaries		(6,449,998)	(658,425)	9,383	—	(7,099,040)
Property, plant and equipment		(5,495,786)	(1,324)	—	—	(5,497,110)
Finance lease		(272,430)	(8,722)	—	—	(281,152)
Intangible assets		9,420	(124)	—	—	9,296
Financial assets at fair value through profit or loss		(4)	2,435	—	—	2,431
Available-for-sale financial assets		(49,199)	775	(12,383)	—	(60,807)
Deferred revenue		215,361	(6,212)	—	—	209,149
Provisions		3,372,423	81,908	—	—	3,454,331
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(4,113)	—	3,943	26,128
Gains or losses on foreign exchange translation		128,714	(87,451)	—	—	41,263
Allowance for doubtful accounts		18,976	2,175	—	—	21,151
Accrued income		(11,231)	5,578	—	—	(5,653)
Special deduction for property, plant and equipment		(194,347)	(29)	—	—	(194,376)
Reserve for research and human development		(20,688)	5,153	—	—	(15,535)
Others		576,585	41,936	11,641	—	630,162

		(7,766,172)	(438,163)	102,076	3,943	(8,098,316)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	(2,260)	—	—	24,855

		27,112	(2,257)	—	—	24,855

	~~W~~	(7,739,060)	(440,420)	102,076	3,943	(8,073,461)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

40.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows, continued:

In millions of won	December 31, 2015
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income or loss	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	352,934	11,495	42,913	—	407,342
Cash flow hedge		51,354	(87,620)	7,253	—	(29,013)
Investments in associates or subsidiaries		(5,769,627)	(669,035)	2,808	(14,144)	(6,449,998)
Property, plant and equipment		(5,979,863)	484,077	—	—	(5,495,786)
Finance lease		(197,097)	(75,333)	—	—	(272,430)
Intangible assets		12,309	(2,889)	—	—	9,420
Financial assets at fair value through profit or loss		2,840	(2,844)	—	—	(4)
Available-for-sale financial assets		(41,836)	(1,048)	(6,315)	—	(49,199)
Deferred revenue		230,644	(15,283)	—	—	215,361
Provisions		3,459,775	(87,352)	—	—	3,372,423
Doubtful receivables		1,356	49	—	—	1,405
Other finance liabilities		23,237	(2,192)	—	5,253	26,298
Gains or losses on foreign exchange translation		53,794	74,920	—	—	128,714
Allowance for doubtful accounts		15,452	3,524	—	—	18,976
Accrued income		(3,245)	(7,986)	—	—	(11,231)
Special deduction for property, plant and equipment		(194,674)	327	—	—	(194,347)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	14,811	—	—	(20,688)
Others		460,019	116,566	—	—	576,585

		(7,471,407)	(332,533)	46,659	(8,891)	(7,766,172)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(71,171)	—	—	27,115

		2,274,461	(2,247,349)	—	—	27,112

	~~W~~	(5,196,946)	(2,579,882)	46,659	(8,891)	(7,739,060)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Deferred income tax assets	~~W~~	762,735	623,623
Deferred income tax liabilities		(8,836,196)	(8,362,683)

	~~W~~	(8,073,461)	(7,739,060)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Deductible temporary differences	~~W~~	425,935	441,704

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Land (*1)	~~W~~	2,907	2,907
Building (*1)		20,366	20,366
Investments in associates (*2,3)		56,374	56,374

	~~W~~	79,647	79,647

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.
(*3)	Korea South-East Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Hyundai Energy Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	9,546,028	9,546,028
Salaries		503,117	2,337,045	2,840,162
Retirement benefit expense		50,552	263,187	313,739
Welfare and benefit expense		110,802	339,601	450,403
Insurance expense		8,414	62,524	70,938
Depreciation		111,860	6,389,065	6,500,925
Amortization of intangible assets		26,446	25,776	52,222
Bad debt expense		23,528	—	23,528
Commission		444,781	306,060	750,841
Advertising expense		22,222	6,343	28,565
Training expense		4,241	8,426	12,667
Vehicle maintenance expense		7,321	4,913	12,234
Publishing expense		2,453	2,720	5,173
Business promotion expense		2,544	3,342	5,886
Rent expense		28,725	100,693	129,418
Telecommunication expense		20,320	57,148	77,468
Transportation expense		427	3,733	4,160
Taxes and dues		36,863	344,483	381,346
Expendable supplies expense		4,181	22,575	26,756
Water, light and heating expense		7,429	19,866	27,295
Repairs and maintenance expense		46,032	1,247,771	1,293,803
Ordinary development expense		111,197	330,095	441,292
Travel expense		12,437	46,727	59,164
Clothing expense		2,397	2,114	4,511
Survey and analysis expense		468	2,146	2,614
Membership fee		970	8,185	9,155
Power purchase		—	7,656,131	7,656,131
Others		232,683	3,211,132	3,443,815

	~~W~~	1,822,410	32,347,829	34,170,239

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2016 and 2015 are as follows, continued:

In millions of won	September 30, 2015
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	11,365,128	11,365,128
Salaries		464,650	2,115,183	2,579,833
Retirement benefit expense		45,628	235,132	280,760
Welfare and benefit expense		84,286	314,800	399,086
Insurance expense		8,026	66,873	74,899
Depreciation		71,619	5,998,347	6,069,966
Amortization of intangible assets		30,885	23,844	54,729
Reversal of allowance for bad debt		(10,074)	—	(10,074)
Commission		442,969	248,567	691,536
Advertising expense		19,391	5,036	24,427
Training expense		3,708	6,572	10,280
Vehicle maintenance expense		7,768	6,315	14,083
Publishing expense		1,816	2,530	4,346
Business promotion expense		2,419	2,877	5,296
Rent expense		35,521	103,967	139,488
Telecommunication expense		17,539	55,806	73,345
Transportation expense		629	3,962	4,591
Taxes and dues		44,354	308,735	353,089
Expendable supplies expense		5,049	19,842	24,891
Water, light and heating expense		7,610	19,345	26,955
Repairs and maintenance expense		24,824	1,176,321	1,201,145
Ordinary development expense		126,075	282,259	408,334
Travel expense		10,977	38,994	49,971
Clothing expense		2,140	2,291	4,431
Survey and analysis expense		431	1,809	2,240
Membership fee		868	6,170	7,038
Power purchase		—	8,592,026	8,592,026
Others		88,190	3,057,669	3,145,859

	~~W~~	1,537,298	34,060,400	35,597,698

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In won	September 30, 2016			September 30, 2015
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Basic earnings per share	~~W~~	4,538	10,554	14,377	18,280

(2)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won except number of shares	September 30, 2016			September 30, 2015
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Controlling interest in net income	~~W~~	2,913,361	6,775,278	9,229,740	11,735,006
Profit used in the calculation of total basic earnings per share		2,913,361	6,775,278	9,229,740	11,735,006
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings per share for the three and nine-month periods ended September 30, 2016 and 2015 are as follows:

In number of shares	September 30, 2016		September 30, 2015
Type	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings per shares are same as basic earnings per share for the nine-month periods ended September 30, 2016 and 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Total borrowings and debt securities	~~W~~	54,425,506	58,753,499
Cash and cash equivalents		4,767,502	3,783,065

Net borrowings and debt securities		49,658,004	54,970,434

Total shareholder’s equity		72,304,544	67,942,475

Debt to equity ratio		68.68%	80.91%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individually material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016		December 31, 2015

Cash and cash equivalents	~~W~~	4,767,502	3,783,065
Derivative assets (trading)		65,586	255,008
Available-for-sale financial assets		1,062,082	584,479
Held-to-maturity investments		3,466	3,623
Loans and receivables		833,154	735,057
Long-term/short-term financial instruments		3,403,260	5,890,866
Derivative assets (using hedge accounting)		37,789	362,142
Trade and other receivables		7,980,530	9,271,967
Financial guarantee contracts (*)		269,594	271,010

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of September 30, 2016 are as follows:

In millions of won and thousands of U.S. dollars
Type	Company	Foreign currency		Local currency

Joint ventures	KEPCO SPC Power Corporation	USD	74,638	~~W~~	81,826
Joint ventures	PT. Tanjung Power Indonesia	USD	38,675		42,398
Joint ventures	Kelar S.A	USD	132,600		145,370

		USD	245,913	~~W~~	269,594

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won		September 30, 2016			December 31, 2015
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	392,709	(348,309)	293,205	(271,758)
Discount rate	Increase (decrease) in defined benefit obligation		(336,587)	400,600	(267,648)	315,870

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the nine-month periods ended September 30, 2016 and 2015 are ~~W~~6,841 million and ~~W~~5,432 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2016 and December 31, 2015 are as follows:

Type	Accounts	September 30, 2016	December 31, 2015

PCBs	Inflation rate	2.65%	2.65%
	Discount rate	3.21%	3.21%
Nuclear plants	Inflation rate	1.40%	1.40%
	Discount rate	3.55%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won		September 30, 2016			December 31, 2015
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	~~W~~	(760)	765	(875)	881
	Nuclear plants		(199,604)	204,844	(201,318)	206,720
	Spent fuel		(52,390)	54,425	(52,390)	54,425
Inflation rate	PCBs		907	(902)	885	(881)
	Nuclear plants		226,571	(220,787)	220,720	(215,086)
	Spent fuel		55,212	(53,219)	55,212	(53,219)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2016 and December 31, 2015 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

AUD	158	158	606,911	595,284
BWP	358	301	—	—
CAD	—	—	—	858
CNY	—	—	26,140	26,140
EUR	9,903	6,141	18,765	33,552
MXN	—	7,704	—	—
PHP	386,528	489,309	116,921	77,337
SAR	1,205	1,083	43	—
USD	1,265,257	1,260,094	9,039,415	9,331,854
INR	1,007,185	972,175	63,783	206,159
PKR	277,781	211,212	2,846	12,928
MGA	3,420,006	2,768,360	80,759	151,729
JPY	1,510,242	1,425,163	20,357,067	20,325,211
KZT	47,808	47,177	—	—
GBP	6	—	19	99
CHF	68	—	400,058	400,029
AED	8,139	1,481	1,459	1,705
ZAR	344	238	4	—
JOD	667	2,972	6	—
BDT	48,221	43,332	1,661	889
TWD	—	—	—	30

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of income before income tax	~~W~~	(967,430)	967,430	(1,063,285)	1,063,285
Increase (decrease) of shareholder’s equity (*)		(967,430)	967,430	(1,063,285)	1,063,285

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2016 and December 31, 2015.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
Type	September 30, 2016		December 31, 2015

Short-term borrowings	~~W~~	259,755	41,608
Long-term borrowings		1,377,558	1,977,745
Debt securities		1,606,300	2,082,000

	~~W~~	3,243,613	4,101,353

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows

In millions of won	September 30, 2016			December 31, 2015
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	(32,436)	32,436	(41,014)	41,014
Increase (decrease) of shareholder’s equity (*)		(32,436)	32,436	(41,014)	41,014

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	405,915	(405,915)	399,565	(399,565)
Increase (decrease) of shareholder’s equity (*)		405,915	(405,915)	399,565	(399,565)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of September 30, 2016 and December 31, 2015. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	September 30, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	~~W~~	11,381,934	7,934,920	21,177,787	24,651,713	65,146,354
Finance lease liabilities		177,152	174,779	259,609	165,766	777,306
Trade and other payables		3,676,834	301,678	632,478	2,397,614	7,008,604
Financial guarantee contracts (*)		217,369	29,600	22,625	—	269,594

	~~W~~	15,453,289	8,440,977	22,092,499	27,215,093	73,201,858

In millions of won	December 31, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	~~W~~	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,072	175,512	349,953	206,323	913,860
Trade and other payables		4,618,812	314,361	617,120	2,244,445	7,794,738
Financial guarantee contracts (*)		168,885	62,116	40,009	—	271,010

	~~W~~	14,832,210	11,804,935	24,649,605	31,017,334	82,304,084

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2016 and December 31, 2015 are ~~W~~5,571 million and ~~W~~4,288 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of September 30, 2016 and December 31, 2015 in detail are as follows:

In millions of won	September 30, 2016
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	~~W~~	4,767,502	—	—	—	4,767,502
Available-for-sale financial assets		—	—	—	1,062,082	1,062,082
Held-to-maturity investments		355	3,111	—	—	3,466
Loans and receivables		199,993	447,018	218,835	12,564	878,410
Long-term/short-term financial instruments		3,000,686	189,622	212,641	311	3,403,260
Trade and other receivables		6,230,387	878,741	805,278	73,519	7,987,925

	~~W~~	14,198,923	1,518,492	1,236,754	1,148,476	18,102,645

In millions of won	December 31, 2015
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	~~W~~	3,783,065	—	—	—	3,783,065
Available-for-sale financial assets		—	—	—	584,479	584,479
Held-to-maturity investments		381	3,242	—	—	3,623
Loans and receivables		106,013	268,820	397,976	11,330	784,139
Long-term/short-term financial instruments		5,132,829	5,000	752,703	334	5,890,866
Trade and other receivables		7,476,745	765,979	958,968	79,202	9,280,894

	~~W~~	16,499,033	1,043,041	2,109,647	675,345	20,327,066

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	~~W~~	(18,323)	(12,635)	(28,511)	(41,496)	(100,965)
- Hedging		(65,460)	(8,741)	(110,058)	(57,828)	(242,087)

	~~W~~	(83,783)	(21,376)	(138,569)	(99,324)	(343,052)

In millions of won	December 31, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	~~W~~	(9,552)	(4,627)	(47,971)	—	(62,150)
- Hedging		1,260	2,032	(44,233)	(62,534)	(103,475)

	~~W~~	(8,292)	(2,595)	(92,204)	(62,534)	(165,625)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
Type	Book value		Fair value	Book value	Fair value

Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	1,062,082	1,062,082	584,479	584,479
Derivative assets (trading)		65,586	65,586	255,008	255,008
Derivative assets (using hedge accounting)		37,789	37,789	362,142	362,142
Long-term financial instruments		402,574	402,574	758,037	758,037
Short-term financial instruments		3,000,686	3,000,686	5,132,829	5,132,829

		4,568,717	4,568,717	7,092,495	7,092,495

Assets carried at amortized cost
Held-to-maturity investments		3,466	3,466	3,623	3,623
Loans and receivables		833,154	833,154	735,057	735,057
Trade and other receivables		7,980,530	7,980,530	9,271,967	9,271,967
Cash and cash equivalents		4,767,502	4,767,502	3,783,065	3,783,065

		13,584,652	13,584,652	13,793,712	13,793,712

Liabilities recognized at fair value
Derivative liabilities (trading)		81,431	81,431	49,011	49,011
Derivative liabilities (using hedge accounting)		238,006	238,006	117,499	117,499

		319,437	319,437	166,510	166,510

Liabilities carried at amortized cost
Secured borrowings		623,852	623,852	641,363	641,363
Unsecured bond		51,885,908	56,914,539	55,677,213	59,619,941
Finance lease liabilities		570,567	570,567	659,394	659,394
Unsecured borrowings		1,894,364	1,909,605	2,407,690	2,427,847
Trade and other payables (*2)		7,008,604	7,008,604	7,794,738	7,794,738
Bank overdraft		21,382	21,382	27,233	27,233

	~~W~~	62,004,677	67,048,549	67,207,631	71,170,516

(*1)	Book values of equity securities held by the Company that were measured at cost as of September 30, 2016 and December 31, 2015 are ~~W~~208,806 million and ~~W~~207,508 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of September 30, 2016 and December 31, 2015 are as follows:

Type	September 30, 2016	December 31, 2015

Derivatives	0.53% ~ 4.16%	0.28% ~ 4.16%
Borrowings and debt securities	0.05% ~ 5.80%	0.15% ~ 5.80%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	~~W~~	231,328	441,556	180,392	853,276
Derivative assets		—	103,375	—	103,375

		231,328	544,931	180,392	956,651

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	319,437	—	319,437

In millions of won	December 31, 2015
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	~~W~~	196,579	—	180,390	376,969
Derivative assets		—	617,150	—	617,150

		196,579	617,150	180,390	994,119

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	166,510	—	166,510

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2016 and for the year ended December 31, 2015 are as follows:

In millions of won	September 30, 2016
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	180,390	—	—	2	—	—	180,392

In millions of won	December 31, 2015
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	168,627	—	—	11,763	—	—	180,390

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i) Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii) Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii) The Company’s expected future collections of service concession arrangements as of September 30, 2016 are as follows:

In millions of won
Type	Amounts

Less than 1 year	~~W~~	114,513
1~2 years		114,513
2~3 years		114,513
Over 3 years		305,368

	~~W~~	648,907

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i) Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii) Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii) The Company’s expected future collections of service concession arrangements as of September 30, 2016 are as follows:

In millions of won
Type	Amounts

Less than 1 year	~~W~~	1,178
1~2 years		26,699
2~3 years		26,412
Over 3 years		629,012

	~~W~~	683,301

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of September 30, 2016 were ~~W~~103,000 million and ~~W~~6,482 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of September 30, 2016 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (82 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Canada Uranium Investment Limited Partnership, KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Global One Carbon Private Equity Investment Trust 2., Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada

Associates (55 associates)	Daegu Green Power Co., Ltd., Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd. (formerly, Muju Wind Power Co., Ltd.), Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund

Joint ventures (39 joint ventures)	KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.), Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., KEPCO Energy Resource Nigeria Limited, Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., Nepal Water & Energy Development Company Private Limited, KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership, Daehan Wind Power PSC

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2016 and 2015 are as follows:

<Sales and Others>

In millions of won
Company name	Transaction type	September 30, 2016		September 30, 2015

<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	603	805
Dongducheon Dream Power Co., Ltd.	Electricity sales		12,170	11,249
Korea Gas Corporation	Electricity sales		65,420	63,994
Jeongam Wind Power Co., Ltd.	Electricity sales		5	8
Korea Power Engineering Service Co., Ltd.	Service		623	1,138
Yeongwol Energy Station Co., Ltd.	Service		653	610
KS Solar Co., Ltd.	Electricity sales		14	15
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		1	—
Korea Electric Power Industrial Development Co., Ltd.	Service		8,518	9,923
DS POWER Co., Ltd.	Service		30,235	88,962
Goseong Green Energy Co., Ltd.	Electricity sales		4,076	7,071
Gangneung Eco Power Co., Ltd.	Service		3,522	7,382
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		97	4,448
Naepo Green Energy Co., Ltd.	Electricity sales		70	48
Noeul Green Energy Co., Ltd.	Electricity sales		153	—
Samcheok Eco Materials Co., Ltd.	Electricity sales		19	—
YTN Co., Ltd.	Electricity sales		1,346	1,358
Busan Green Energy Co., Ltd.	Service		117	1
Jungbu Bio Energy Co., Ltd.	Electricity sales		6	—
Korea Electric Vehicle Charge Service	Service		61	—
Ulleungdo Natural Energy Co., Ltd.	Service		266	—
Cheongna Energy Co., Ltd.	Service		5,037	18,378
Gangwon Wind Power Co., Ltd.	Electricity sales		1,244	1,005
Hyundai Green Power Co., Ltd.	Design service		13,464	13,578
Korea Power Exchange	Service		3,906	2,523
Hyundai Energy Co., Ltd.	Service		18,773	17,631
Taebaek Wind Power Co., Ltd.	Service		585	593
Pyeongchang Wind Power Co., Ltd.	Design service		488	60
Daeryun Power Co., Ltd.	Electricity sales		1,169	1,367
Changjuk Wind Power Co., Ltd.	Electricity sales		703	513
KNH Solar Co., Ltd.	Electricity sales		13	13
S-Power Co., Ltd.	Service		4,439	5,420
Busan Solar Co., Ltd.	Electricity sales		8	12
Green Biomass Co., Ltd.	Electricity sales		2	50
SPC Power Corporation	Dividend income		4,298	1,352
Gemeng International Energy Co., Ltd.	Dividend income		16,476	—
Dolphin Property Limited	Dividend income		35	—
PT. Bayan Resources TBK	Service		160	136
Pioneer Gas Power Limited	Service		81	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		603	425

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2016 and 2015 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	September 30, 2016		September 30, 2015

<Joint ventures>
KEPCO SPC Power Corporation	Service	~~W~~	8,541	15,607
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Commission		890	993
Dangjin Eco Power Co., Ltd.	Technical fee		1,325	10
Honam Wind Power Co., Ltd.	Electricity sales		153	48
Seokmun Energy Co., Ltd.	Technical fee		1,088	1,324
Incheon New Power Co., Ltd.	Construction revenue		393	259
Chun-cheon Energy Co., Ltd.	Service		2,438	1,619
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,186	536
KW Nuclear Components Co., Ltd.	Service		3,001	1,615
GS Donghae Electric Power Co., Ltd.	Electricity sales		10,753	2,981
Busan Shinho Solar Power Co., Ltd.	Electricity sales		203	17
Datang Chifeng Renewable Power Co., Ltd.	Interest income		8,039	9,073
Rabigh Electricity Company	Interest income		388	259
Shuweihat Asia Operation & Maintenance Company	Service		159	507
ASM-BG Investicii AD	Service		287	—
Jamaica Public Service Company Limited	Service		1,847	2,289
KV Holdings, Inc.	Dividend income		302	—
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income		440	—
Nepal Water & Energy Development Private Limited	Service		262	—
Amman Asia Electric Power Company	Service		7,675	28,386
Kelar S.A	Service		1,640	5,666

<Others>
Korea Development Bank	Electricity sales		2,365	2,294
	Interest income		2,133	1,993

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2016 and 2015 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2016		September 30, 2015

<Associates>
Daegu Green Power Co., Ltd.	Electricity purchase	~~W~~	186,474	240,016
Dongducheon Dream Power Co., Ltd.	Electricity purchase		665,473	711,874
Korea Gas Corporation	Purchase of power generation fuel		2,557,299	3,796,417
Daegu Photovoltaic Co., Ltd.	REC purchase		2,513	3,071
Korea Power Engineering Service Co., Ltd.	Services		490	2,791
Yeongwol Energy Station Co., Ltd.	REC purchase		13,754	8,974
KS Solar Co., Ltd.	REC purchase		3,188	5,010
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		288	362
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		180,631	199,442
YTN Co., Ltd.	Advertisement fee		146	202
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		45	—
Cheongna Energy Co., Ltd.	Services		73	—
Gangwon Wind Power Co., Ltd.	Electricity purchase		16,712	16,311
Hyundai Green Power Co., Ltd.	Electricity purchase		334,953	345,300
Korea Power Exchange	Trading fees		69,279	60,771
Hyundai Energy Co., Ltd.	Electricity purchase		889	1,441
Taebaek Wind Power Co., Ltd.	REC purchase		3,858	5,065
Pyeongchang Wind Power Co., Ltd.	Services		1,007	—
Daeryun Power Co., Ltd.	Electricity purchase		171,938	183,059
Changjuk Wind Power Co., Ltd.	Electricity purchase		3,787	5,065
KNH Solar Co., Ltd.	Electricity purchase		4,443	3,509
S-Power Co., Ltd.	Services		313,909	454,921
Busan Solar Co., Ltd.	Electricity purchase		1,079	3,549
Green Biomass Co., Ltd.	Woodchip purchase		1,951	3,243

<Joint ventures>
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Service		95,311	44,369
Honam Wind Power Co., Ltd.	Electricity purchase		3,980	4,306
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		6,984	846
Busan Shinho Solar Power Co., Ltd.	REC purchase		5,375	6,106
Global Trade Of Power System Co., Ltd.	Service		792	192
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		2,334	2,689
Jamaica Public Service Company Limited	Service		84	78
Amman Asia Electric Power Company	Service		—	125

<Others>
Korea Development Bank	Interest expense		6,703	19,187
	Provision of dividends		654,829	96,087

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015

<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	~~W~~	70	95	—	—
	Trade payables		—	—	15,790	22,200
Dongducheon Dream Power Co., Ltd.	Trade receivables		2,703	1,206	—	—
	Non-trade receivables and others		21	—	—	—
	Trade payables		—	—	57,188	100,396
Korea Gas Corporation	Trade receivables		5,360	7,931	—	—
	Non-trade receivables and others		189	255	—	—
	Trade payables		—	—	314,537	302,752
	Non-trade payables and others		—	—	34	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	41	—
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	5	1
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,044	7,063	—	—
	Trade payables		—	—	229	229
	Non-trade payables and others		—	—	967	—
KS Solar Co., Ltd.	Trade receivables		1	2	—	—
	Trade payables		—	—	62	68
	Non-trade payables and others		—	—	308	281
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		437	469	—	—
	Non-trade receivables and others		47	27	—	—
	Non-trade payables and others		—	—	11,642	27,569
DS Power Co., Ltd.	Trade receivables		1,948	260	—	—
	Non-trade payables and others		—	—	4,441	135
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		17	1	—	—
	Non-trade receivables and others		259	1,701	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		22	272	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		5	9	—	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		12	—	—	—
YTN Co., Ltd.	Trade receivables		74	93	—	—
	Non-trade payables and others		—	—	44	154
Korea Electric Vehicle Charge Service	Trade receivables		5	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		89	157	—	—
	Non-trade receivables and others		—	375	—	—
	Non-trade payables and others		—	—	194	—
Gangwon Wind Power Co., Ltd.	Trade receivables		15	12	—	—
	Trade payables		—	—	341	1,753
Hyundai Green Power Co., Ltd.	Trade receivables		464	962	—	—
	Trade payables		—	—	37,513	36,079
Korea Power Exchange	Trade receivables		702	1,452	—	—
	Non-trade receivables and others		52	112	—	—
	Trade payables		—	—	—	3,529
	Non-trade payables and others		—	—	1,169	1,529
Hyundai Energy Co., Ltd.	Trade receivables		74	44,510	—	—
	Non-trade receivables and others		62,683	—	—	—
	Trade payables		—	—	162	178
	Non-trade payables and others		—	—	—	8,030
Ecollite Co., Ltd.	Non-trade receivables and others		210	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		101	147	—	—
	Trade payables		—	—	65	349
	Non-trade payables and others		—	—	14	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		5	—	—	—
	Non-trade receivables and others		—	170	—	—
Daeryun Power Co., Ltd.	Trade receivables		112	117	—	—
	Trade payables		—	—	16,004	27,374

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2016 and December 31, 2015 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2016		December 31, 2015	September 30, 2016	December 31, 2015

Changjuk Wind Power Co., Ltd.	Non-trade receivables and others	~~W~~	88	153	—	—
	Trade payables		—	—	72	—
	Non-trade payables and others		—	—	—	330
KNH Solar Co., Ltd.	Trade receivables		1	2	—	—
S-Power Co., Ltd.	Trade receivables		196	121	—	—
	Trade payables		—	—	24,127	54,141
	Non-trade payables and others		—	—	14	—
Green Biomass Co., Ltd.	Non-trade receivables and others		—	109	—	—
	Non-trade payables and others		—	—	121	152
Pioneer Gas Power Limited	Non-trade receivables and others		—	26	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		53	—	—	—

<Joint ventures>
KEPCO SPC Power Corporation	Non-trade receivables and others		1,959	252	—	—
KAPES, Inc. (formerly, KEPCO-ALSTOM Power Electronics Systems, Inc.)	Non-trade receivables and others		195	251	—	—
	Non-trade payables and others		—	—	5,511	61
Dangjin Eco Power Co., Ltd.	Trade receivables		708	—	—	—
	Non-trade receivables and others		980	300	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	56	342
	Non-trade payables and others		—	—	2,048	2,124
Seokmun Energy Co., Ltd.	Trade receivables		76	—	—	—
	Non-trade receivables and others		1,015	2,086	—	—
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		198	112	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		8	7	—	—
	Non-trade receivables and others		137	136	—	—
	Trade payables		—	—	100	627
	Non-trade payables and others		—	—	468	2,000
GS Donghae Electric Power Co., Ltd.	Trade receivables		747	970	—	—
	Non-trade receivables and others		1,641	1,216	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	97	272
	Non-trade payables and others		—	—	845	970
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		24	368	—	—
Rabigh Operation & Maintenance Company	Non-trade receivables and others		—	1,780	—	—
ASM-BG Investicii AD	Non-trade receivables and others		64	—	—	—
Jamaica Public Service Company Limited	Trade receivables		1,259	1,193	—	—
	Non-trade receivables and others		722	581	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		778	—	—	—
Amman Asia Electric Power Company	Trade receivables		3,516	739	—	—

<Others>
Korea Development Bank	Accrued interest income		204	212	—	—
	Non-trade receivables and others		219,177	45,623	—	—
	Non-trade payables and others		—	—	374	493
	Derivatives		4,687	3,777	13,326	2,313

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance

Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	28,296	129	—	(1,680)	26,745
	Allowance for doubtful accounts		(17,755)	—	—	906	(16,849)
Associates	PT. Cirebon Electric Power		40,979	2,427	(17,855)	(1,821)	23,730
Associates	PT. Mutiara Jawa		450	—	(450)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		—	13,250	—	(745)	12,505
Associates	Jungbu Bio Energy Co., Ltd.		—	—	—	396	396
Associates	Hyundai Energy Co., Ltd.		—	2,465	—	—	2,465
Joint ventures	KEPCO SPC Power Corporation		29,651	—	(2,672)	(1,765)	25,214
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		23,775	—	(7,855)	(1,094)	14,826
Joint ventures	Jamaica Public Service Company Limited		2,345	—	—	(151)	2,194
Joint ventures	Rabigh Electricity Company		45,552	—	(37,681)	(809)	7,062
Joint ventures	KODE NOVUS II LLC		—	1,361	—	2,750	4,111
	Allowance for doubtful accounts		—	(4,356)	—	245	(4,111)

		~~W~~	154,706	15,276	(66,513)	(3,768)	99,701

(6)	Borrowings arising from related party transactions as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Ending balance

Korea Development Bank	Facility	~~W~~	261,437	9,500	(52,766)	218,171
	Others		6,418	—	(566)	5,852
	Operating funds		12,000	25,000	—	37,000
	Syndicated Loan		—	6,350	—	6,350

(7)	Guarantees provided to associates or joint ventures as of September 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD	74,638	SMBC, Export-Import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	37,893
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company	Performance guarantees	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd. (*2)	Collateralized money invested	KRW	111,134	Kookmin Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	580	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)	KRW	15,370
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	60,270
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	48,000	The Bank of Tokyo-Mitsubishi and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	79,540	KEB Hana Bank and Kookmin Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KS Solar Co., Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees (*1)	USD	52,000	KEB Hana Bank, SMBC and others
		Debt guarantees	USD	132,600	SMBC, MIZUHO Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)		—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and Daewoo Securities Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	9,653	Nonghyup Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Performance guarantees	USD	1,176	Export-Import Bank of Korea and others
		Debt guarantees	USD	5,367	Nonghyup Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	KRW	78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 3)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding (*1)	USD	3,750	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding (*1)		—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW	1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	14,564	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding (*1)		—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.
(*3)	The Group has provided rights to Hana Financial Investment Co.,Ltd., an agent financial institution of the majority stockholders, that it can dispose the stocks of Express Solar-light Power Generation Co., Ltd. that the Group owns to repay the borrowings when Express Solar-light Power Generation Co., Ltd. triggers clauses related to its borrowings.

(8)	As of September 30, 2016, there is no financial guarantee contract provided by related parties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

46.	Related Parties, Continued

(9)	Derivatives transactions with related parties as of September 30, 2016 are as follows:

(i) Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount				Contract interest rate per annum		Contract exchange rate
		Pay		Receive		Pay	Receive

Korea Development Bank	2015~2025	~~W~~	111,190	USD	100,000	2.62%	3.25%	~~W~~	1,111.90
	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00

(ii) Interest Rate Swap

In millions of won	Contract year	Contract amount	Contract interest rate per annum
Counterparty			Pay	Receive

Korea Development Bank (*)	2014~2029	40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won	September 30, 2016			September 30, 2015
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Salaries	~~W~~	208	1,269	376	1,070
Employee benefits		10	20	113	144

	~~W~~	218	1,289	489	1,214

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the nine-month periods ended September 30, 2016 and 2015 are as follows:

In millions of won
Transactions	September 30, 2016		September 30, 2015

Transfer from construction-in-progress to other assets	~~W~~	7,369,186	6,527,914
Recognition of asset retirement cost and related provision for decommissioning costs		199,244	822,161
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		370,342	388,463

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
Contracts	Amounts		Balance	Amounts	Balance

Purchase of switch (25.8kV Eco)	~~W~~	40,227	33,834	—	—
Purchase of cable (PVC, 1C, 2500SQ)		42,500	42,500	—	—
Purchase of GIS (800KV 8000A 50KA)		63,730	63,730	—	—
Other 44 contracts		376,618	210,385	199,846	140,563
Electricity construction of Dangjin units (#9,10)		353,889	—	294,099	16,812
Service of designing Dangjin units (#9,10)		122,489	14,417	109,340	16,261
Construction of Dangjin units (#9,10)		437,328	—	388,559	6,054
Construction of Samcheok units (#1,2)		399,114	19,325	384,716	27,018
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	54,486	1,091,303	115,896
Purchase of coal handling machine for construction of Samcheok units (#1,2)		303,897	49,305	290,417	23,795
Purchase of turbine generator for construction of Samcheok units (#1,2)		213,761	1,798	213,761	4,040
Purchase of ash disposing facility for construction of		47,560	2,462	46,970	2,857
Service of designing Samcheok units (#1,2)		114,047	38,899	112,949	42,631
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	308,981	360,500	328,210
Construction of Seoul Combined units (#1,2)		225,205	136,389	227,000	182,630
Construction of New Kori units (#3,4)		6,856,150	—	6,856,150	214,678
Construction of New Kori units (#5,6)		8,625,387	7,418,829	8,625,387	7,899,368
Electricity construction of New Boryeong units (#1,2)		354,114	45,688	245,357	36,893
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	1,803	118,058	8,775
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,353	3,543	146,353	25,266
Service of designing New Boryeong units (#1,2)		126,038	26,205	126,038	32,910
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	10,746	851,132	137,744
Construction of New Boryeong units (#1,2)		287,109	24,621	246,964	10,859
Construction of port facilities for New Boryeong units (#1,2)		78,166	—	78,166	—
Construction of New Hanwool units (#1,2)		7,982,342	2,031,051	7,982,343	2,578,707
Construction of New Hanwool units (#3,4)		8,261,818	8,183,033	8,261,817	8,238,651
Construction of yard for Andong natural gas power plant		41,961	2,600	40,960	2,528
Construction of Yeosu Thermal Power units (#1)		519,415	8,599	489,440	30,853
Purchase of generator for Wonju RDF combined & heat power plant		52,877	—	52,877	—
Purchase of cable (TR CNCE-W/AL 1C 400SQ)		71,986	61,728	—	—
Purchase of cable (TR CNCE-W,1C,600MM2,13.2KV)		50,581	—	50,581	50,581
Purchase of 44-D-AX4 switch		43,624	—	43,624	42,912
Purchase of Concrete Poles (10M, 350KGF)		129,175	129,175	—	—
Purchase of Concrete Poles (10M, 350KGF)		106,037	—	106,037	74,549
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		192,945	42,723	146,634	9,943
Purchase of furnace for construction of Taean units (#9,10)		560,403	49,035	546,637	66,271

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of September 30, 2016 and December 31, 2015 are as follows. continued:

In millions of won	September 30, 2016			December 31, 2015
Contracts	Amounts		Balance	Amounts	Balance

Service of designing Taean units (#9,10)		109,700	21,370	107,516	26,437
Purchase of desulfurization machine for construction of Taean units (#9,10)		92,086	2,453	91,592	6,175
Purchase of turbine generator for construction of Taean units (#9,10)		207,645	8,334	426,139	103,146
Purchase of gas plant machine for construction of Taean IGCC units		453,985	2,663	457,423	4,541
Purchase of combined generating machine for construction of Taean IGCC units		195,269	6,286	204,514	25,808
Purchase of oxygen plant for construction of Taean IGCC units		95,366	1,890	97,804	4,252
Service of designing Taean IGCC plant units		44,802	5,301	44,374	5,520
Purchase of main machine for Heang Bok Do Si combined & heat power plant		337,283	—	337,283	—

	~~W~~	41,183,975	19,064,187	40,500,660	20,544,134

(2)	As of September 30, 2016, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts

Concentrate	2016 ~ 2030	34,719 Ton U3O8
Transformed	2016 ~ 2022	18,738 Ton U
Enrichment	2016 ~ 2029	34,879 Ton SWU
Molded	2016 ~ 2022	1,852 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of September 30, 2016 and December 31, 2015 are as follows:

In millions of won	September 30, 2016			December 31, 2015
	Number of cases	Claim amount		Number of cases	Claim amount

As the defendant	714	~~W~~	770,339	750	~~W~~	1,052,301

As the plaintiff	184		552,686	202		580,987

As of September 30, 2016, in addition to the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~496,681 million) and KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of KEPCO, as a co-defendant (three cases amounting to ~~W~~1,560 million).

The Company is the defendant against a number of claims. The followings are potentially significant claims pertaining to the Company:

①	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS

Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted to ~~W~~1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014 and ~~W~~204,040 million in November 2015, respectively, and submitted an application to demand extra contract payments due to the design changes.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. Based on the best estimate of a provision, the Company recognized ~~W~~28,980 million of other provision in relation to the lawsuit.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~119,980 million of other provision in relation to the lawsuit.

③	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of borrowings provided to other companies as of September 30, 2016 and December 31, 2015 are as follows:

•	The Company has a borrowing of ~~W~~21,500 million from Long Lasting Value (“LLV”) as of September 30, 2016. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ~~W~~23,900 million.

•	In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of borrowings provided to other companies as of September 30, 2016 and December 31, 2015 are as follows, continued:

•	The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided performance guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

•	The Company has provided the PLN performance guarantee up to USD 917 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia. Also, in relation to the business, the Company has provided Limited Notice To Proceed (“LNTP”) Offshore performance payment guarantee amounting to USD 401 thousand to Toshiba Corporation and MHPS, and LNTP Onshore performance payment guarantee amounting to USD 600 thousand to Hyundai E&C based on the interest owned by the Company to progress the construction.

(3)	Credit lines provided by financial institutions as of September 30, 2016 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount

Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,775,000
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	700,000
Limit amount available for card	KEB Hana Bank and others	KRW	56,323
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	726,887
	BNP Paribas and others	USD	2,522,000
Certification of payment on L/C	KEB Hana Bank	GBP	61,169
	Woori Bank and others	USD	1,044,001
Certification of performance guarantee on contract	Kookmin Bank	EUR	19,333
	KEB Hana Bank and others	INR	236,443
	Seoul Guarantee Insurance and others	KRW	97,244
	Bank of Kathmandu	NPR	32,633
	KEB Hana Bank and others	USD	701,109
Certification of bidding	SMBC and others	USD	18,450
	ABSA Bank	ZAR	45,000
Advance payment bond, Warranty bond, Retention bond and others	HSBC and others	USD	540,992
	Bank of Kathmandu	NPR	36,309
Others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	JPY	2,245,843
	KEB Hana Bank and others	KRW	87,250
	KEB Hana Bank	SAR	2,240
	Shinhan Bank and others	USD	825,805
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	258,000
	HSBC and others	USD	384,510
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2016, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Midland Power Co., Ltd	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
Korea Southern Power Co., Ltd	Shinhan Bank	Shareholdings of KOSPO Youngnam Power Co., Ltd	KRW	40,000	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery	KRW	87,045	Collateral for borrowings
		Cash and cash equivalents	KRW	6,675
Gyeongju Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	32,381	Collateral for borrowings
		Existing or expected trade receivables	KRW	2,185
		Cash and cash equivalents	KRW	4,324
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	332,850	Collateral for borrowings

(*)	The Company provided the financial institutions with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ~~W~~1,200 million of project loans from Korea Resource Corporation as of September 30, 2016. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~96,549 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~317 million and depreciation on the utility plant of ~~W~~4,975 million are recorded to other expenses for the nine-month period ended September 30, 2016.

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of September 30, 2016. The book value of facility is ~~W~~20,498 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~4,782 million. The Company has entered into an insurance agreement covering up to ~~W~~7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

50.	Subsequent Events

Subsequent to September 30, 2016, Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea Midland Power Co., Ltd., subsidiaries of the Company, issued new asset backed short-term bonds and debt securities for funding facilities, operations and refunds as follows:

In millions of won
Company Name	Type	Interest rate	Issued date	Maturity	Amounts

Korea Western Power Co., Ltd.	Short-term borrowings	1.42%	2016.10.19	2016.12.23	~~W~~	20,000
		1.42%	2016.10.19	2016.12.23		20,000
		1.65%	2016.10.28	2017.01.25		30,000
		1.42%	2016.10.31	2016.12.15		20,000
		1.42%	2016.10.31	2016.12.15		10,000
Korea Southern Power Co., Ltd.	The 37-1st non-guaranteed bond	1.57%	2016.10.12	2021.10.12		40,000
	The 37-2nd non-guaranteed bond	1.74%	2016.10.12	2026.10.12		30,000
	The 38-1st non-guaranteed bond	1.62%	2016.11.04	2019.11.04		70,000
	The 38-2nd non-guaranteed bond	1.83%	2016.11.04	2026.11.04		20,000
Korea Midland Power Co., Ltd.	The 36-1st non-guaranteed bond	1.63%	2016.11.09	2019.11.09		100,000
	The 36-2nd non-guaranteed bond	1.99%	2016.11.09	2031.11.09		100,000
	Asset backed short-term bond	1.43%	2016.10.04	2016.10.21		60,000
		1.46%	2016.10.11	2016.11.10		80,000
		1.39%	2016.10.28	2016.11.09		60,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2016

(Unaudited)

51.	Adjusted Operating Profit

The operating profit in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS for each of the three and nine-month periods ended September 30, 2016 and 2015 to the operating profit or loss as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	September 30, 2016			September 30, 2015
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Operating profit on consolidated interim statements of comprehensive income	~~W~~	4,424,170	10,734,011	4,340,092	8,667,942
Add
Other income
Reversal of other provisions		12,065	17,677	1,266	4,564
Reversal of other allowance for bad debt		—	1,214	—	—
Gains on government grants		28	64	—	—
Gains on assets contributed		203	1,719	3,182	6,274
Gains on liabilities exempted		682	987	6	2,377
Compensation and reparations revenue		30,786	94,730	37,697	124,553
Revenue from research contracts		2,258	4,685	520	5,051
Rental income		62,879	164,820	49,518	145,304
Others		877	19,194	8,068	25,829
Other gains
Gains on disposal of property, plant and equipment		18,173	48,131	8,521,490	8,618,259
Gains on disposal of intangible assets		—	—	—	32
Reversal of impairment loss on intangible assets		—	—	187	187
Gains on foreign currency translation		5,468	14,121	8,565	11,549
Gains on foreign currency transaction		19,345	43,134	11,997	31,795
Gains on insurance proceeds		—	—	—	25
Others		39,942	133,673	33,605	112,118
Deduct
Other expenses
Accretion expenses of other provisions		(154)	(273)	(46)	(362)
Depreciation expenses on investment properties		(179)	(508)	(398)	(745)
Depreciation expense on idle assets		(1,664)	(4,975)	(1,668)	(5,000)
Other bad debt expense		—	(4,586)	(5,686)	(18,669)
Donations		(6,973)	(42,360)	(4,842)	(22,004)
Others		(1,713)	(10,571)	(6,156)	(12,133)
Other losses
Losses on disposal of property, plant and equipment		(6,623)	(27,754)	(11,773)	(52,817)
Losses on disposal of intangible assets		(5)	(143)	—	(5)
Impairment loss on property, plant and equipment		—	—	—	(1,205)
Impairment loss on intangible assets		—	—	(12)	(12)
Losses on foreign currency translation		(9,554)	(13,829)	(3,182)	(13,160)
Losses on foreign currency transaction		(7,548)	(41,214)	(14,415)	(50,047)
Others		(6,805)	(32,941)	(8,101)	(45,223)

Adjusted operating profit	~~W~~	4,575,658	11,099,006	12,959,914	17,534,477